As filed with the Securities and Exchange Commission on October 6, 1999
                                                              File No. 70-09337

                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                            ----------------------------

                                  AMENDMENT NO. 2
                                         TO

                          FORM U-1 APPLICATION-DECLARATION

                                       UNDER

                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        ------------------------------------

                           Northern States Power Company
                                 414 Nicollet Mall
                           Minneapolis, Minnesota  55401

                       (Name of company filing this statement
                    and address of principal executive offices)

                                        None

                  (Name of top registered holding company parent)

                                 John P. Moore, Jr.
                                Corporate Secretary
                                 414 Nicollet Mall
                           Minneapolis, Minnesota  55401

                     (Name and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                  Peter D. Clarke
                             Gardner, Carton & Douglas
                         321 North Clark Street, Suite 3400
                              Chicago, Illinois  60610

                                 TABLE OF CONTENTS

Item 1.  Description of Proposed Transaction . . . . . . . . . . . . . . . . 1

     A.  Introduction. . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
             1.  General Request and Overview of Transaction . . . . . . . . 2
     B.  Description of the Parties to the Transaction . . . . . . . . . . . 3
             1.  General Description . . . . . . . . . . . . . . . . . . . . 3
                    (a)  NSP . . . . . . . . . . . . . . . . . . . . . . . . 3
                    (b)  BMG . . . . . . . . . . . . . . . . . . . . . . . . 5
             2.  Description of Energy Sales and Facilities. . . . . . . . . 6
                    (a)  NSP and NSP-W . . . . . . . . . . . . . . . . . . . 6
                         (i)  Energy Sales . . . . . . . . . . . . . . . . . 6
                         (ii)  Electric Generating Facilities. . . . . . . . 7
                         (iii)  Electric Transmission and Other Facilities . 9
                         (iv)  Fuel Sources. . . . . . . . . . . . . . . . . 9
                         (v)  Gas Facilities . . . . . . . . . . . . . . . . 9
                    (b)  BMG . . . . . . . . . . . . . . . . . . . . . . . .10
             3.  Gas Coordination. . . . . . . . . . . . . . . . . . . . . .11
             4.  Non-Utility Interests of NSP, NSP-W and BMG . . . . . . . .12
                    (a)  NSP and NSP-W . . . . . . . . . . . . . . . . . . .12
                    (b)  BMG . . . . . . . . . . . . . . . . . . . . . . . .13
     C.  Description of Transaction and Statement as to Consideration. . . .13
             1.  Background. . . . . . . . . . . . . . . . . . . . . . . . .13
             2.  Merger Agreement. . . . . . . . . . . . . . . . . . . . . .14
             3.  Management of NSP following the Transaction . . . . . . . .15
             4.  Related Agreements. . . . . . . . . . . . . . . . . . . . .15

Item 2.  Fees, Commissions and Expenses. . . . . . . . . . . . . . . . . . .15

Item 3.  Applicable Statutory Provisions . . . . . . . . . . . . . . . . . .16

     A.  Section 10(b) . . . . . . . . . . . . . . . . . . . . . . . . . . .17
             1.  Section 10(b)(1). . . . . . . . . . . . . . . . . . . . . .18
             2.  Section 10(b)(2). . . . . . . . . . . . . . . . . . . . . .18
             3.  Section 10(b)(3). . . . . . . . . . . . . . . . . . . . . .20
     B.  Section 10(c) . . . . . . . . . . . . . . . . . . . . . . . . . . .22
             1.  Section 10(c)(1). . . . . . . . . . . . . . . . . . . . . .22
                    (a)  Compliance With Section 8 . . . . . . . . . . . . .22
                    (b)  No Detriment to the Carrying Out of Section 11. . .23
             2.  Section 10 (c)(2) . . . . . . . . . . . . . . . . . . . . .24
                    (a)  Efficiencies and Economies. . . . . . . . . . . . .25
                    (b)  Integrated Public Utility System. . . . . . . . . .26
                         (i)  Electrical System  . . . . . . . . . . . . . .26
                         (ii)  Gas Utility System. . . . . . . . . . . . . .29
     C.  Section 10(f) . . . . . . . . . . . . . . . . . . . . . . . . . . .32
     D.  Section 3(a)(2) . . . . . . . . . . . . . . . . . . . . . . . . . .33


                                          i

Item 4.  Regulatory Approvals. . . . . . . . . . . . . . . . . . . . . . . .37

     A.  Antitrust . . . . . . . . . . . . . . . . . . . . . . . . . . . . .38
     B.  State Public Utility Regulation . . . . . . . . . . . . . . . . . .38

Item 5.  Procedure . . . . . . . . . . . . . . . . . . . . . . . . . . . . .38

Item 6.  Exhibits and Financial Statements . . . . . . . . . . . . . . . . .39

     A.  Exhibits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .39
     B.  Financial Statements. . . . . . . . . . . . . . . . . . . . . . . .40

Item 7.  Information as to Environmental Effects . . . . . . . . . . . . . .41


Item 1.  Description of Proposed Transaction

A.  Introduction

       This Application-Declaration relates to the separation (the "Spin-off") of the former assets of Black Mountain Gas Company, formerly an Arizona corporation ("BMG"), into a wholly-owned, first-tier subsidiary of Northern States Power Company, a Minnesota corporation ("NSP"). NSP acquired BMG on July 24, 1998 pursuant to a Merger (the "Merger") in which BMG was merged into NSP with NSP as the surviving corporation. The Merger and the Spin-off are collectively referred to as the "Transaction." NSP is currently a public-utility company and an exempt holding company pursuant to Section 3(a)(2) of the Public Utility Holding Company Act of 1935 (the "Act") and owns all of the common stock of Northern States Power Company, a Wisconsin corporation ("NSP-W"), which is also a public-utility company under the Act. Prior to the Merger, BMG was an Arizona public service corporation.

       The Transaction is expected to produce significant benefits to the public, investors and consumers and will meet all applicable standards of the Act. Among other things, NSP and BMG believe that the Transaction offers strategic and financial benefits to each company and their respective shareholders.

       As discussed more fully at Item 3.D. below, NSP believes that, following the consummation of the Transaction, it will continue to be a holding company entitled to an exemption pursuant to Section 3(a)(2) of the Act because it will continue to be predominantly a public-utility company and its operations as such will remain confined to Minnesota, its state of incorporation, and states contiguous thereto.

       The shareholders of the common stock of BMG approved the merger of BMG with and into NSP at a special meeting of BMG's shareholders on May 21, 1998. The Merger was approved by the Arizona Corporation Service Commission (the "Arizona Commission"), the Minnesota Public Utilities Commission (the "Minnesota Commission") and the North Dakota Public Service Commission (the "North Dakota Commission"). In addition, NSP recently obtained approval of the Spin-off from the Arizona Commission, the Minnesota Commission and the North Dakota Commission. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") has expired. Apart from the approval of the Securities and Exchange Commission (the "Commission") under the Act, the foregoing approvals are the only governmental approvals required for the Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial benefits it is expected to produce, NSP requests that the Commission's review of this Application-Declaration commence and proceed as expeditiously as practicable.

       1.  General Request and Overview of Transaction

       Pursuant to Section 9(a)(2) and Section 10 of the Act, NSP requests that the Commission: (i) authorize the Spin-off of BMG as a wholly-owned, first-tier subsidiary of NSP as described herein, and (ii) grant such other authorizations as may be necessary in connection therewith. NSP also requests an order under
Section 3(a)(2) of the Act declaring it exempt from all provisions of the Act except Section 9(a)(2) following consummation of the Transaction which will establish BMG as a direct wholly-owned subsidiary of NSP.(1)


       Pursuant to an Agreement and Plan of Merger, dated as of December 29, 1997 (the "Merger Agreement"), on July 24, 1998, BMG merged into NSP with NSP as the surviving corporation. A copy of the Merger Agreement is incorporated by reference as Exhibit B-1. Pursuant to the Merger Agreement, each issued and outstanding share of common stock, no par value, of BMG ("BMG Common Stock") (except shares owned by BMG as treasury stock) was canceled and converted into the right to receive a fraction of a share of common stock, $2.50 par value, of NSP ("NSP Common Stock") equal to the quotient (hereinafter, the "Exchange Ratio") derived by dividing (A) $17,750,000 by (B) the product of (i) the volume weighted average of the closing prices for NSP Common Stock on the New York Stock Exchange for the twenty full trading days ending on the third full trading day prior to July 24, 1998, the date the Merger became effective (the "Average NSP Share Price") and (ii) the number of shares of BMG Common Stock issued and outstanding immediately prior to July 24, 1998. Pursuant to the Merger Agreement an additional number of shares of NSP Common Stock equal to the quotient derived by dividing $1,500,000 by the Average NSP Share Price was placed in escrow to satisfy any indemnification claims of NSP under the Merger Agreement. Such additional shares, net of any indemnification claims, were distributed pro rata to the former holders of BMG Common Stock on or about July 24, 1999, the first anniversary of the closing of the Merger. Following receipt of the Commission's approval of the Spin-off pursuant to this Application-Declaration, NSP will cause the assets of BMG to be transferred to a newly-formed, wholly-owned, first-tier subsidiary of NSP. The effect of such transfer will be that BMG will become a wholly-owned subsidiary of NSP.

       Upon completion of the Transaction, NSP will directly own NSP-W, a public utility company, and BMG, also a public utility company. In addition to owning NSP-W and BMG, NSP will continue to own all of its existing non-utility subsidiaries upon consummation of the Transaction. See Exhibit E-2 for the corporate structure to be in effect upon consummation of the Transaction.

       If the Commission does not authorize the Spin-off and the relief requested above, then NSP requests, in the alternative, an order under Section 3(a)(2) of the Act declaring it exempt from all provisions of the Act except
Section 9(a)(2).



---------------------------
(1) Since completion of the initial step of the Transaction (i.e., the Merger) on July 24, 1998, NSP's utility operations have included the operations of BMG.

B.  Description of the Parties to the Transaction

       1.  General Description

               (a)  NSP

       NSP was incorporated under the laws of the State of Minnesota in 1909.
It is a public-utility company and a holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to
Section 3(a)(2) of the Act and by order of the Commission in NORTHERN STATES POWER COMPANY, Holding Co. Act Release No. 22334, 24 SEC Docket 405 (Dec. 23,
1981). The Merger of NSP and BMG is a transitional combination and the intended result of the contemporaneous steps of the Transaction is that NSP becomes the holding company of a second public utility subsidiary. This view is consistent with the Commission's policy to look at "the final result" rather than "separate and succeeding transactions" where such are "integral parts of a single plan and purpose." SEE, E.G., NATIONAL PROPANE CORP., Holding Co. Act Release No. 20684, 46 S.E.C. 1332, 1337-8 (Aug. 24, 1978); SEE ALSO ASS'N OF MASS CONSUMERS, INC.
V. S.E.C., 516 F.2d 711, 717 (D.C. Cir. 1975), CERT. DENIED 423 U.S. 1052
(1976).


       NSP is engaged primarily in the generation, transmission and distribution of electricity throughout a 30,000 square mile service area. NSP also purchases, distributes and sells natural gas to retail customers, and transports customer-owned gas, in approximately 118 communities within this area. NSP provides electric utility service in South Dakota and electric and gas utility service in Minnesota and North Dakota. Of the more than 2.5 million people served by NSP, the majority are concentrated in the Minneapolis-St. Paul metropolitan area. In 1998, more than 73% of the electric retail revenue of NSP was derived from sales in the Minneapolis-St. Paul metropolitan area and more than 64% of its retail gas revenue was derived from sales in the St. Paul metropolitan area. As of December 31, 1998, NSP provided electric utility service to approximately 1,240,000 customers and gas utility service to approximately 385,000 customers.


       NSP owns all of the outstanding common stock of NSP-W, a Wisconsin corporation, which is a public-utility company under the Act. NSP-W is engaged in the generation, transmission, and distribution of electricity to approximately 210,400 retail customers in an area of approximately 18,900 square miles in northwestern Wisconsin, to approximately 9,100 electric retail customers in an area of approximately 300 square miles in the western portion of the Upper Peninsula of Michigan, and to 10 wholesale customers in the same general area. NSP-W purchases, distributes and sells natural gas to retail customers or transports customer-owned natural gas, in the same service territory to approximately 78,000 customers in Wisconsin and 5,000 customers in Michigan. In 1998, NSP-W provided approximately 13% of NSP's consolidated revenues.

       Retail sales rates, services and other aspects of NSP's retail operations are subject to the jurisdiction of the Minnesota Commission, the North Dakota Commission and the South Dakota Commission within their respective states. The Minnesota Commission also possesses regulatory authority over aspects of NSP's financial activities including security issuances, property transfers when the asset value is in excess of $100,000, mergers with other utilities, and transactions between NSP and affiliates. In addition, the Minnesota Commission reviews and approves NSP's electric resource and gas supply capacity plans for meeting customers' future energy needs. NSP-W is subject to regulation of similar scope by the Public Service Commission of Wisconsin (the "Wisconsin Commission") and the Michigan Public Service Commission (the "Michigan Commission"), except that the Michigan Commission does not regulate NSP-W's issuances of securities. In addition, before facilities may be sited and built, a state commission generally must certify the need for new generating plants and transmission lines of designated capacities to be located within such state.

       Wholesale rates for electric energy sold in interstate commerce, wheeling rates for energy transmission in interstate commerce, and certain other activities of NSP and NSP-W (including its hydro-electric facilities) are subject to the jurisdiction of the Federal Energy Regulatory Commission (the "FERC"). The operation and construction of NSP's Prairie Island and Monticello nuclear facilities are subject to regulation by the Nuclear Regulatory Commission.

       Non-utility businesses conducted directly by NSP consist of: (i) an appliance warranty program for its residential customers, (ii) construction of natural gas distribution systems for third parties (primarily end-users and municipal gas systems), (iii) sale and installation of power quality instruments, primarily to protect equipment of customers from electric surges,
(iv) sale of steam to industrial customers in NSP's service territory, and (v) installation and maintenance of street lighting for municipalities and other customers.


       While NSP-W is currently the only public-utility subsidiary of NSP under the Act, NSP has eleven other directly-owned subsidiaries that are engaged in various non-utility businesses: NSP Financing I, Viking Gas Transmission Company ("Viking"), Energy Masters International, Inc. ("EMI," formerly Cenerprise, Inc.), Eloigne Company ("Eloigne"), First Midwest Auto Park, Inc. ("FMAP"), Reddy Kilowatt Corportion ("Reddy Kilowatt"), United Power & Land Company ("UP&L"), Seren Innovations, Inc. ("Seren"), Ultra Power Technologies, Inc. ("Ultra Power"), Nuclear Management Company ("NMC") and NRG Energy, Inc. ("NRG"). NSP-W has two wholly-owned subsidiaries, Clearwater Investments, Inc. ("Clearwater") and NSP Lands, Inc. ("NSP Lands") and a 75.86% owned subsidiary, Chippewa & Flambeau Improvement Company ("C&F"). The activities of these subsidiaries are more fully described under
Item 1.B.4(a) below. For the year-ended December 31, 1998, approximately 6% of NSP's consolidated operating revenues (before intercompany eliminations) and 15% of its consolidated net income were derived from the non-utility businesses. As of December 31, 1998, approximately 21% of NSP's consolidated assets were invested in non-utility businesses.


       NSP Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") and the Chicago and Pacific Stock Exchanges. As of December 31, 1998, there were 152,696,971 shares of NSP Common Stock and 1,050,000 shares of NSP cumulative preferred stock outstanding. NSP's principal executive office is located at 414 Nicollet Mall, Minneapolis, Minnesota 55401. NSP-W does not have any preferred stock outstanding and all of its common stock is owned by NSP.

       On a consolidated basis, NSP's operating revenues for the twelve months ended December 31, 1998, were $3.2 billion, consisting of the following (before intercompany eliminations) (2):


                                           ($ in millions)

                      Electric Utility       Gas Utility           Other
NSP                        $2,244                $366               $  0

NSP-W                        $325                 $79               $  0

Non-Utility                $    0                $  0               $202
Subsidiaries



Consolidated assets of NSP and its subsidiaries as of December 31, 1998 were approximately $7.4 billion, consisting of $3.7 billion in net electric utility property, plant and equipment ($3.1 billion for NSP and $594 million for NSP-W); $439 million in net gas utility property, plant and equipment ($376 million for NSP and $63 million for NSP-W); $1.6 billion in non-utility subsidiary assets; and $1.7 billion in other corporate assets.


       More detailed information concerning NSP and its subsidiaries is contained in: (i) NSP's Annual Reports on Form 10-K for the years ended December 31, 1997 and December 31, 1998, its Annual Reports to Shareholders for the years ended December 31, 1997 and December 31, 1998, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998, September 30, 1998, March 31, 1999, June 30, 1999, and September
30, 1999, (ii) NSP-W's Annual Reports on Form 10-K for the years ended December 31, 1997 and December 31, 1998 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998, September 30, 1998, March 31, 1999, June 30, 1999, and September 30, 1999, and (iii) NRG's
Annual Reports on Form 10-K for the year ended December 31, 1997 and December 31, 1998 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998, September 30, 1998, March 31, 1999, June 30, 1999,
and September 30, 1999. Each of the aforementioned reports on Form 10-K and Form 10-Q are incorporated by reference as Exhibits H-1 through H-19.


               (b)  BMG

       BMG was incorporated under the laws of Arizona in 1965. Prior to the Merger, it was an Arizona public service corporation providing natural gas distribution to an area of approximately

---------------------------
(2) In the following table, Electric Utility revenues are the revenues derived by NSP and NSP-W from their operations as an "electric utility company" as defined in Section 2(a)(3) under the Act; Gas Utility revenues are the revenues derived by NSP and NSP-W from their operations as a "gas utility company" under Section 2(a)(4) of the Act; and Non-Utility Subsidiaries revenues include all other revenues of consolidated subsidiaries of NSP. These amounts do not conform to NSP's consolidated financial reports, as NSP reports in its consolidated financial statements: (i) the revenues of its wholly-owned regulated natural gas interstate pipeline (Viking Gas Transmission Company) as part of Gas Utility revenues, (ii) the revenues of its other consolidated subsidiaries as part of "Other Income (Deductions)" and (iii) the results of the operations of its non-consolidated subsidiaries under "Equity in Earnings of Unconsolidated Affiliates."

100 square miles in Maricopa County, Arizona, and providing propane gas distribution to an area of approximately 20 square miles in Coconino County, Arizona, pursuant to certificates of convenience and necessity issued by the Arizona Commission. As of the year ended December 31, 1998, BMG provided utility services to 6,463 customers. Most of its customers are residential. Non-residential customers include two school districts, three resorts and multiple light commercial customers. As such, BMG is a "gas utility company" as defined in Section 2(a)(4) of the Act. BMG does not own, control or hold the voting securities of any public-utility company or holding company under the Act and, thus, it is not a "holding company" as defined under Section 2(a)(7) of the Act. BMG has no subsidiaries. BMG is not subject to regulation under the jurisdiction of the FERC. The Company's rates charged to customers are regulated by the Arizona Commission.


       BMG also provides non-utility services and bulk propane sales through its Lake Powell Propane division. Such non-utility services also include appliance repair. In 1998, revenues and net income from non-utility services totaled $1.7 million and $84,000, respectively, representing 28% and 23% of BMG's operating revenue and net income, respectively, for the year ended December 31, 1998.


       BMG's total operating revenues for the years ended December 31, 1996, 1997, and 1998 were approximately $6.3 million, $6.2 million, and $6.3 million, respectively. For the same periods, BMG's net income was approximately $975,000, $1.3 million, and $400,000 respectively. BMG's net utility assets as of December 31, 1997, and 1998 were approximately $10.3 million and $15.5 million, respectively.

       More detailed information concerning BMG is contained in the Proxy Statement of BMG dated April 23, 1998, attached as Exhibit C-2.

       2.  Description of Energy Sales and Facilities

               (a)  NSP and NSP-W

                      (i)  Energy Sales

For the year ended December 31, 1998, NSP and NSP-W sold the following amounts of electric energy (at retail or wholesale) and distributed the following amounts of natural or manufactured gas at retail:

                                                        Year ended
                                                     December 31, 1998
                                                     -----------------
NSP
     Kwh of electric energy sold (including amounts     31,151,096
     delivered in interchange)

     Mcf of gas distributed at retail (including
     natural and manufactured gas)                      73,361,063

NSP-W
     Kwh of electric energy sold (including amounts      5,380,325
     delivered in interchange)

     Mcf of gas distributed at retail (including        16,680,874
     natural and manufactured gas)


                      (ii)  Electric Generating Facilities

       As of December 31, 1998 NSP and NSP-W had a total net generating capability of 7,186 Mw and NSP had a total summer net generating capacity of 6,338 Mw available primarily from the following units:

               Sherburne County ("Sherco"): NSP owns two coal-fired generating units at its Sherco station in Minnesota with a combined net capability of 1,433 Mw. NSP owns a 59% undivided interest in the third unit at the station ("Sherco 3"), of which NSP's share of the net capability of this unit is 514 Mw.

               Prairie Island: NSP owns two nuclear generating units at its Prairie Island station in Minnesota with a combined net capability of 1,039 Mw.


               Monticello: NSP owns one nuclear generating unit at its Monticello station in Minnesota with a net capability of 578 Mw.

               King: NSP owns one coal-fired generating unit at its King station in Minnesota with a net capability of 571 Mw.

               Black Dog: NSP owns four coal-fired generating units at its Black Dog station in Minnesota with a combined net capability of 462 Mw.

               High Bridge: NSP owns two coal-fired generating units at its High Bridge station in Minnesota with a combined net capability of 267 Mw.


               Riverside: NSP owns two coal-fired generating units at its Riverside station in Minnesota with a combined net capability of 380 Mw.

               Anson: NSP owns two oil/gas-fired combustion turbine electric generating units at its Angus Anson station in Sioux Falls, South Dakota, with an aggregate net generating capability of 232 Mw.

               Inver Hills: NSP owns five oil/gas-fired combustion turbine electric generating units at its Inver Hills station located in Inver Grove Heights, Minnesota, with an aggregate net generating capability of 343 Mw.

               NSP also owns numerous smaller generating units fueled with coal, natural gas, oil or waste, wind and one hydro-electric generating facility, with an aggregate net capability of 519 Mw.


       As of December 31, 1998, NSP-W had a total net summer generating capability of 848 Mw from the following units:

               Bay Front: NSP-W owns three steam electric generating units at its Bay Front station in Ashland, Wisconsin that are fueled with coal, wood and gas, with a combined net capability of 73 Mw.

               French Island: NSP-W owns two steam electric generating units, fueled with wood and refuse derived fuel, and two oil-fired combustion turbine generating units at its French Island generating station in LaCrosse, Wisconsin with a combined net capability of 171 Mw.

               Flambeau: NSP-W owns a gas/oil-fired combustion turbine electric generating unit at its Flambeau station in Park Falls, Wisconsin with a summer net generating capability of 12 Mw.

               Wheaton: NSP-W owns six oil-fired combustion turbine electric generating units at its Wheaton station in Eau Claire, Wisconsin with a combined net capability of 342 Mw.

               Hydro Plants: NSP-W also owns and operates 19 hydro-electric generating stations throughout northwestern Wisconsin with an aggregate net capability of 250 Mw.


       NSP-W presently relies primarily on NSP for base load generation and purchases of power to meet the needs of NSP-W's customers. The electric operations of NSP and NSP-W are fully integrated and all generating units are centrally dispatched by NSP. The electric production and transmission costs of NSP and NSP-W are shared by the companies under an agreement which is called the "Agreement to Coordinate Planning and Operation and Interchange
Power and Energy Between Northern States Power Company (Minnesota) and
Northern States Power Company (Wisconsin)" ("Interchange Agreement"). The Interchange Agreement was approved by the FERC in Docket No. ER84-690-000, dated August 21, 1985. On July 10, 1995, NSP and WEC filed an amendment to the Interchange Agreement with FERC to substitute WEPCO for NSP-W. For the year ended December 31, 1998, the combined energy (Kwh) sales of NSP and NSP-W were produced 46% by coal-fired generation, 25% by nuclear generation, 27% by purchased and interchange and 2% from NSP's hydroelectric and other generation. The 1998 electric system peak load for NSP and NSP-W was 7,639 Mw and occurred on July 14, 1998, exclusive of off-system transactions. For the year ended December 31, 1998, the fuel resources for NSP's and NSP-W's generation based Kwh was 60% obtained from coal-fired generation, approximately 35% from nuclear generation, and approximately 5% from other fuels.

                      (iii)  Electric Transmission and Other Facilities

       As of December 31, 1998, NSP's electric transmission system included 265 circuit miles of 500 Kv line, 751 circuit miles of 345 Kv line, 287 circuit miles of 230 Kv line, 59 circuit miles of 161 Kv line, 1,276 circuit miles of 115 Kv line and 1,775 circuit miles of transmission line under 115 Kv. The bulk of NSP's high voltage transmission system is located in the State of Minnesota. As of December 31, 1998, NSP's transmission substations had a combined capacity of approximately 27,665 thousand KVA and the distribution substations totaled approximately 13,260 thousand KVA. Manitoba Hydro-Electric Board, Minnesota Power Company and NSP completed the construction of a 500 Kv transmission interconnection between Winnipeg, Manitoba, Canada, and the Minneapolis-St. Paul, Minnesota, area in May 1980. NSP has a contract with Manitoba Hydro-Electric Board for 500 Mw of firm power utilizing this transmission line. In addition, the Company is interconnected with Manitoba Hydro through a 230 Kv transmission line completed in 1970.


       As of December 31, 1998, NSP-W's electric transmission system included 165 circuit miles of 345 Kv line, 280 circuit miles of 161 Kv line, 448 circuit miles of 115 Kv line and 1,496 circuit miles of transmission line under 115 Kv. As of December 31, 1998 NSP-W's transmission substations had a combined capacity of approximately 4,404 thousand KVA and the distribution substations totaled approximately 2,036 thousand KVA.

       Other assets owned by NSP and NSP-W include electric distribution systems located throughout its service area, and property, plant and equipment owned or leased supporting their electric and gas utility functions. NSP and NSP-W also own or lease other physical properties, including real property, and other facilities necessary to conduct their operations.


                      (iv)  Fuel Sources

       NSP's and NSP-W's electric power generation by fuel type during each of the three calendar years ended December 31, 1997, as well as the average cost of such fuels to NSP and NSP-W per million BTUs, are set forth in the NSP and NSP-W Annual Reports on Form 10-K for the year ended December 31, 1997, which are incorporated by reference as Exhibits H-1 and H-6.


                      (v)  Gas Facilities

       NSP provides natural gas service at retail in the St. Paul metropolitan area and portions of southeast, northwest and central Minnesota, as well as eastern North Dakota, and in Arizona through BMG. NSP-W provides natural gas service in western and central Wisconsin as well as Ironwood in Michigan's Upper Peninsula. Both NSP and NSP-W are directly connected to various interstate pipelines and have separate contractual supply portfolios for transportation through pipelines and with suppliers of natural gas. The gas delivery operations of NSP and NSP-W are managed out of St. Paul, Minnesota, pursuant to a Supervisory Control and Data Acquisition Agreement among NSP, NSP-W and Viking Gas Transportation Company (a wholly-owned interstate pipeline subsidiary of NSP). Under this agreement, NSP manages the pressures of the various pipelines owned by these companies and the inflow and outflow of natural gas from these pipelines. This agreement was approved by the MPUC in Docket No. G002/AI-94-831 and by the PSCW in Docket No. 4220-AU-117.

       The gas properties of NSP include 7,989 miles of natural gas distribution and transmission mains, 50 miles of propane vapor distribution mains, the Westcott LNG plant with a storage capacity of 2.1 Bcf equivalent and five propane-air plants with a storage capacity of 1.4 Bcf equivalent to help meet the peak requirements of its firm residential, commercial and industrial customers. NSP-W's gas properties include approximately 1,724 miles of natural gas distribution mains, the Eau Claire and LaCrosse LNG plants, having a storage capacity of .4 Bcf equivalent, and one propane-air plant, with storage capacity of 0.02 Bcf equivalent.

       NSP and NSP-W provide each other with certain wholesale LNG liquefaction, storage and vaporization service under certificate authority granted by FERC. NSP and NSP-W are also authorized to make certain sales of natural gas for resale under blanket authority granted by the FERC under 18 CFR 284.402.

       For the year ended December 31, 1998, NSP and NSP-W distributed the following amounts of natural or manufactured gas at retail:


                                                             Year-ended
                                                         December 31, 1998
                                                         -----------------
NSP          Mcf of gas distributed at retail                73,361,063
             (including natural and manufactured
             gas)

NSP-W        Mcf of gas distributed at retail                16,680,874
             (including natural and manufactured
             gas)

               (b)  BMG

       BMG is directly connected to the El Paso Natural Gas Company interstate pipeline and has a transportation contract with this pipeline. BMG has a commodity purchase contract with Burlington Resources Inc. and is also connected to Southwest Gas Corporation's utility distribution system The gas properties of BMG include 250 miles of natural gas distribution mains and approximately 50 miles of propane vapor distribution mains.

       For the year ended December 31, 1998, BMG distributed 484,305 Mcf of gas at retail (including natural and manufactured gas).

       3.  Gas Coordination

       The following table sets forth certain information with respect to the gas operations of NSP, NSP-W and BMG as of December 31, 1998, adjusted to give effect to the Transaction (before intercompany eliminations).


                                                     Mcf of Gas Distributed at
                            Gas Operating Revenues   Retail (including natural
                               ($ in millions)          and manufactured gas)
                               ---------------          ---------------------
NSP (excluding BMG)                  $360                    72,876,758

NSP-W                                 $79                    16,680,874

BMG                                    $5                       484,305

TOTAL                                $445                    90,041,937
                                     ----                    ----------
                                     ----                    ----------


       As is evident from the above table, for the year ended December 31, 1998, BMG would have provided approximately 1% of the total gas operating revenues and less than 1% of the total Mcf of gas distributed by the NSP system. When electric utility operations are considered, BMG's operating revenues would have provided approximately 0.2% of the consolidated utility operating revenues of NSP.

       NSP presently provides natural gas service at retail in Minnesota and North Dakota. NSP-W provides gas service in western Wisconsin (near Eau Claire and the Minnesota border), northwestern Wisconsin and Michigan's Upper Peninsula. BMG presently provides gas service in Maricopa County and Coconino County, Arizona. Upon completion of the Transaction, the NSP and BMG gas operations will continue to serve those areas.

       While the NSP, NSP-W and BMG gas systems are not physically interconnected, following the Transaction, they will functionally perform as a coordinated system through purchase of natural gas from common sources of supply.

       BMG has contracted to purchase commodity gas from Burlington Resources, Inc. Burlington Resources Inc. buys gas from the Permian, Anadarko or San Juan supply fields or basins. NSP, NSP-W and BMG, through Burlington Resources, Inc., purchase gas from the following major supply fields or basins:

           FIELD/BASIN          NSP              NSP-W               BMG
           -----------          ---              -----               ---
           Hugoton/Anadarko      X                 X                  X

           Permian               X                                    X

           Rocky Mountain        X                 X

           FIELD/BASIN          NSP              NSP-W               BMG
           -----------          ---              -----               ---
           Williston             X

           San Juan                                                   X

           Alberta, Canada       X                 X

       As indicated by the above table, NSP and BMG procure a portion of their gas supplies from common producers.

       4.  Non-Utility Interests of NSP, NSP-W and BMG

               (a)  NSP and NSP-W


               NSP's non-utility activities are conducted through its ten direct, wholly-owned subsidiaries: NSP Financing I, NRG, Viking, Eloigne, EMI, Seren, Ultra Power, FMAP, Reddy Kilowatt and UP&L. NSP-W has two wholly-owned non-utility subsidiaries, Clearwater and NSP Lands, and a 75.86% owned subsidiary, C&F. NSP Financing I is a special purpose business trust formed for the purpose of issuing preferred securities. NRG operates and has ownership interests in independent, non-regulated power and energy businesses in the United States and other countries. Each of its power generation businesses is a qualifying cogeneration facility ("QF") under the Public Utility Regulatory Policies Act of 1978, an exempt wholesale generator ("EWG") under Section 32 of the Act or a foreign utility company ("FUCO") under Section 33 of the Act. Viking owns and operates a 500 mile interstate natural gas pipeline providing gas transportation service to customers in the Upper Midwest from connections with three major pipelines in the United States and Canada. Eloigne has ownership interests in affordable housing projects, principally within NSP's service territory. EMI delivers natural gas and electric products and services to commercial and industrial customers, utilities, municipalities and energy marketers, and offers performance contracting to customers nationwide. Seren was formed to pursue communication and data services businesses. Ultra Power will market a proactive, non-destructive, power-cable testing technology. FMAP owns and operates a parking garage located next to NSP's headquarters. Reddy Kilowatt (formerly Cormorant Corporation) originally was established for the principal purpose of acquiring fuel resources and has historically engaged in oil, gas, coal lignite and uranium exploration. Recently, Reddy Kilowatt acquired the trademark and associated rights to the "Reddy Kilowatt" name and changed the name of Cormorant Corporation. UP&L owns and holds real property typically surrounding or adjacent to property owned and used by NSP in its regulated operations. Clearwater was established to identify and develop affordable housing investment opportunities for NSP-W. NSP Lands was created to develop and sell land owned by NSP-W adjacent to a hydro-electric generating facility previously owned by NSP-W. C&F was created in 1911 for the purpose of building, maintaining and operating dams and reservoirs in Wisconsin.


               Together, NSP's and NSP-W's non-utility subsidiaries and investments constituted approximately 21% of NSP's consolidated assets as of December 31, 1998. NSP's and NSP-W's non-utility subsidiaries and investments also provided approximately 6% of NSP's total revenues and approximately 15% of NSP's consolidated net income for the year ended December 31, 1998.

               (b)  BMG

               BMG provides non-utility services such as appliance repair and bulk propane sales through its Lake Powell Propane division. Revenues and net income from non-utility services represented 28% and 23% of BMG's operating revenues and net income, respectively, for the year ended December 31, 1998.

C.  Description of Transaction and Statement as to Consideration

       1.  Background

       The business of BMG has grown steadily over the past five years, and beginning in 1996 BMG discontinued its regular dividend in favor of re-investing excess operating income to sustain and increase such growth. In recognition of BMG's need for access to additional capital, and to provide BMG shareholders with liquidity in their investment, in mid-1997 BMG's Board of Directors (the "BMG Board") engaged Principal Financial Securities, Inc. ("PFS"), to assist in identifying sources of capital and potential merger partners for BMG. Through this process, PFS introduced BMG to a number of possible merger partners which conducted their own due diligence investigations of BMG and provided preliminary offers to acquire BMG, one of which was NSP. In September 1997, Bernard C. Ziegler, formerly Chief Executive Officer of The Ziegler Company, Inc. and a Director of BMG, advised James J. Howard, Chairman, President and Chief Executive Officer of NSP, that BMG was considering a possible sale or merger.

       In September 1997, NSP management requested and obtained a confidential information memorandum on BMG prepared by PFS. The confidential information memorandum contained information on BMG's history, operations, financial results and corporate structure. The confidential information memorandum was also made available to other parties interested in a possible acquisition of or merger with BMG. In addition to reviewing the confidential information memorandum, NSP management conducted internal analyses of the benefits of a merger with BMG and tested the financial assumptions in the confidential information memorandum.

       From October to December 1997, representatives of NSP visited BMG to review its operations and performed preliminary due diligence. During these visits representatives of NSP reviewed documents concerning BMG that were made available to parties interested in an acquisition or merger. Representatives of NSP continued to test financial assumptions and constructed financial models regarding BMG's potential growth. Representatives of NSP also obtained additional information from BMG management, including Thomas LeNeau, President and Chief Executive Officer of BMG.

       In November 1997, NSP management briefed Mr. Howard regarding the desirability of a merger with BMG. Based on the briefing, Mr. Howard directed NSP management to perform additional due diligence and prepare an offer.

       On November 17, 1997, NSP submitted a written offer to merge with BMG.

       In December 1997, NSP management, including Cynthia L. Lesher, President of NSP-Gas, visited BMG to conduct an additional review of its operations and perform further due diligence. During this visit to BMG, NSP management met with BMG management to discuss, among other things, a merger of the two companies. On December 5, 1997, NSP submitted a revised written offer to merge with BMG.

       On December 17, 1997, NSP management presented the proposed Merger to the NSP Board. The NSP Board discussed the potential benefits to shareholders of NSP and customers of NSP that could result from the proposed Merger and voted to approve the Merger.

       On December 29, 1997, the Agreement and Plan of Merger between NSP and BMG was executed. On April 17, 1998, Amendment No. 1 to the Agreement and Plan of Merger between NSP and BMG (providing for certain minor technical changes) was executed.

       On May 21, 1998, BMG's shareholders approved the Merger. On July 24, 1998, following receipt of necessary state regulatory approvals, BMG was merged into NSP.

       BMG retained PFS to act as financial advisor in connection with the Transaction. PFS was selected by BMG based on PFS's experience, expertise and familiarity with BMG and its businesses. As a nationally recognized investment banking firm, PFS is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

       Additional information regarding the background of the Transaction is set forth in the Registration Statement on Form S-4 of NSP, which is filed as Exhibit C-1 hereto (the "Registration Statement").

       2.  Merger Agreement

               The Merger Agreement provided for BMG to be merged with and into NSP, with NSP as the surviving corporation. Pursuant to the Merger Agreement, each issued and outstanding share of BMG (except shares owned by BMG as treasury stock) was canceled and converted into the right to receive a fraction of a share of NSP Common Stock, determined in accordance with the Exchange Ratio. Each issued and outstanding share of NSP Common Stock remained outstanding, unchanged, as one share of NSP Common Stock. The Merger Agreement is incorporated by reference as Exhibit B-1. Pursuant to the Merger Agreement, an additional number of shares of NSP Common Stock equal to the quotient derived by dividing $1,500,000 by the Average NSP Share Price was placed in escrow to satisfy any indemnification claims of NSP under the Merger Agreement. Such additional shares, net of any indemnification claims, were distributed pro rata to the former holders of BMG Common, on or about July 24, 1999, the first anniversary of the closing of the Merger. Following receipt of Commission approval pursuant to this Application-Declaration, NSP will cause the assets of BMG to be transferred to a newly-formed, wholly-owned subsidiary of NSP.

       If any holder of BMG Common Stock was entitled to receive a number of shares of NSP Common Stock that includes a fraction, then in lieu of a fractional share, such holder is entitled to receive a cash payment based on a formula agreed to in the Merger Agreement. The Transaction is expected to be tax-free to NSP and BMG shareholders (except as to fractional shares).

       The Transaction is designed to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. NSP and BMG believe the Transaction will be treated as a "pooling of interests" for accounting purposes.


       3.  Management of NSP following the Transaction

               As a result of the Transaction, BMG will become a second public-utility subsidiary of NSP. Present utility operations of NSP and NSP-W and the non-utility operations of NSP's other subsidiaries will be unaffected. NSP will continue to be predominantly an operating public-utility, engaged as such in the generation, transmission, and distribution of electricity and the distribution of natural gas in the state of Minnesota, NSP's state of incorporation, and the contiguous states of North Dakota and South Dakota. Following the Transaction, there will be no change in the composition of the NSP Board or in the executive management of NSP. After the Transaction, BMG, as a wholly-owned subsidiary of NSP, will continue to distribute natural gas in the state of Arizona. BMG will continue to maintain its headquarters at Cave Creek, Arizona, and no significant changes to the operations of BMG are anticipated as a result of the Transaction.

       4.  Related Agreements

       In connection with the Merger Agreement, NSP and BMG also entered into a stock option agreement (the "Option Agreement") (Exhibit B-2 hereto) giving NSP the right to acquire up to 181,386 shares of BMG Common Stock under specified circumstances. The Option Agreement terminated by its terms upon completion of the Merger.

Item 2.  Fees, Commissions and Expenses

       The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, including the solicitation of proxies by BMG, registration of securities of NSP under the Securities Act of 1933, and other related matters, are estimated as follows:

Commission filing fee for the
Registration Statement on Form S-4 . . . . . . . . . . . . . . . . . . .$2,596

Accountant's fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3)

Legal fees and expenses relating to the Act. . . . . . . . . . . . . . . . (3)

Other legal fees and expenses. . . . . . . . . . . . . . . . . . . . . . . (3)


                                          15

Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3)

Shareholder communication and proxy solicitation . . . . . . . . . . . . . (3)

NYSE listing fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3)

Exchanging, printing, and engraving
of stock certificates. . . . . . . . . . . . . . . . . . . . . . . . . . . (3)

Investment bankers' fees and expenses. . . . . . . . . . . . . . . . . . . (3)

Consulting fees related to human resource
issues, public relations, regulatory support,
and other matters relating to the Transaction. . . . . . . . . . . . . . . (3)

Expenses related to integrating the operations of the acquired company and miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3)

TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3)


Item 3.  Applicable Statutory Provisions

       Sections 9(a)(2) and 10 of the Act are directly or indirectly applicable to the proposed Transaction. To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

       Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person...to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate...of such company and of any other public-utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company...."

       NSP, NSP-W and BMG are "public-utility companies" as defined in
Section 2(a)(5) of the Act. Since NSP currently owns more than five percent of the voting securities of NSP-W and, as a result of the Spin-off and the consummation of the Transaction, will acquire more than five percent of the voting securities of BMG, NSP would appear to need the approval of the Commission for the Spin-off under Section 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

------------------------------
(3)    To be filed by Amendment.

       As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the
Commission:

       - The consideration to be paid in the Transaction is fair and reasonable;

       - The Transaction will not create detrimental interlocking relations or concentration of control;

       - The Transaction will not result in an unduly complicated capital structure for the NSP system;

       - The Transaction is in the public interest and the interests of investors and consumers;

       -       The Transaction is consistent with Sections 8 and 11 of the Act;

       - The Transaction tends toward the economical and efficient development of an integrated public-utility system; and

       -       The Transaction will comply with all applicable state laws.

       Furthermore, this Transaction also provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"). While the Transaction and the requests contained in this Application-Declaration are well within the precedent of transactions approved by the Commission as consistent with the Act prior to the 1995 Report and thus could be approved without any reference to the 1995 Report, a number of the recommendations contained therein serve to strengthen the Applicant's analysis and would facilitate the creation of a utility company better able to compete in the rapidly evolving utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulation...and minimize regulatory overlap, while protecting the interests of consumers and investors,"(4) should be followed in reviewing this Application-Declaration because, as demonstrated below, the Transaction will benefit both consumers and shareholders of BMG and NSP and because the state regulatory authorities with jurisdiction over this Transaction will have approved it as in the public interest.


A.  Section 10(b)

       Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

               (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;



------------------------
(4) Letter of the Division of Investment Management to the Securities and Exchange Commission, 1995 Report at 3.

               (2) in the case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

               (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

       1.  Section 10(b)(1)

       Section 10(b)(1) requires a finding that control is "of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." The framers of the Act sought, through Section 10(b)(1) to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain combinations. AMERICAN ELECTRIC POWER CO., INC., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1309 (1978). The
acquisition of the very small distribution system of BMG by NSP will not create an "excess of concentration and bigness," but, as discussed in more detail below, will afford BMG the opportunity to achieve the economies of scale and efficiencies, particularly in the areas of management expertise and gas supply, that the Act's framers intended to preserve for the benefit of investors and consumers.

       2.  Section 10(b)(2)

       As noted above, the Commission may not approve the Transaction under
Section 10(b)(2) if it finds that the consideration to be paid in connection with the combination, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of...the utility assets underlying the securities to be acquired...."

       NSP and BMG believe that the standards of Section 10(b)(2) regarding consideration are satisfied in the present case for the following reasons.

       First, the Merger was a pure stock-for-stock exchange and qualifies for treatment as a pooling of interests. As set forth more fully at above Item 1.C.2, each share of BMG Common Stock was converted into the right to receive a fraction of a share of NSP Common Stock in accordance with the Exchange Ratio, and each share of NSP Common Stock will continue as a share of NSP Common Stock. The Transaction will therefore involve no "acquisition adjustment" or other write-up of the assets of NSP or BMG.


       Second, the Transaction was approved by the BMG Board and was submitted to, and approved by, the common shareholders of BMG. As provided under the Arizona Business

Corporation Act, the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding shares of BMG's Common Stock was required for approval of the Merger.

       Third, the Exchange Ratio is the product of arms-length negotiations between NSP and BMG and was approved by the BMG Board. Such negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of BMG. See Item 1.C.1 of this Application-Declaration and "Background of the Merger" at pages 18 and 19 of the Registration Statement (Exhibit C-1 hereto). As recognized by the Commission in OHIO POWER CO., Holding Co. Act Release No. 16753, 44 S.E.C. 340, 346 (June 8,
1970), prices arrived at through arms-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

       Finally, PFS, a nationally-recognized investment banking firm engaged by BMG, has reviewed extensive information concerning BMG, analyzed the Exchange Ratio employing a variety of valuation methodologies and opined that the Exchange Ratio is fair to the holders of BMG Common Stock as of the date of the Merger Agreement and as of the date the proxy statement/prospectus included in the Registration Statement was mailed to the stockholders of BMG. PFS's analysis and opinion is described in detail on pages 20 to 22 of the Registration Statement (Exhibit C-1 hereto). The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. THE SOUTHERN COMPANY; SV VENTURES, INC., Holding Co. Act Release No. 24579, 40 SEC Docket 350 (Feb. 12, 1988).

       In rendering its fairness opinion, PFS performed a number of analyses relevant to the reasonableness of the Exchange Ratio and their relation to the investment in, and earning capacity of, the utility assets of BMG. PFS reviewed the Merger Agreement, related documents and certain publicly available business and financial information relating to BMG and NSP. PFS also reviewed certain other information, including financial projections provided to it by BMG and met with management of BMG to discuss the business and prospects of BMG.

       PFS also considered certain financial data for businesses similar to BMG and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. PFS also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that PFS deemed relevant.

       In light of PFS's opinion and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, the Exchange Ratio falls within the range of reasonableness, and the consideration for the Transaction bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of BMG.

       Item 2 of this Application-Declaration sets forth the fees, commissions and expenses in connection with the Transaction. NSP and BMG believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair relative to other transactions and the anticipated benefits of the Transaction to the public, investors and consumers, consistent with recent precedent and the standards of
Section 10(b)(2).

Furthermore, the investment banking fees of BMG reflect the competition in the marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.

       3.  Section 10(b)(3)

       Section 10(b)(3) requires the Commission to determine whether the Transaction will "unduly complicate the capital structure" of the NSP system or will be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the NSP system.

       Capital structure: The corporate capital structure of NSP after the Transaction will not be unduly complicated and will be substantially similar to the capital structure of NSP prior to the Transaction, and, because neither NSP-W nor BMG will have any preferred stock outstanding, less complex than capital structures approved by the Commission in other orders. SEE, E.G., CENTERIOR ENERGY CORP., Holding Co. Act Release No. 24073, 35 SEC Docket 769 (April 26, 1986); MIDWEST RESOURCES, INC., ET AL., Holding Co. Act Release
No. 25159, 47 SEC Docket 252 (Sept. 26, 1990); CINERGY CORP., Holding Co. Act Release No. 26146, 57 SEC Docket 2353 (Oct. 21, 1994).

       In the Transaction, the shareholders of BMG received NSP Common Stock. NSP will own 100% of the common stock of NSP-W and BMG and there will be no minority common stock interest remaining in either company. Furthermore, neither NSP-W nor BMG will have any preferred stock outstanding. The existing debt securities of NSP, NSP-W and BMG will remain outstanding without change. The only voting securities of NSP which will be publicly held after the Transaction will be NSP Common Stock and NSP preferred stock. The only class of voting securities of NSP direct subsidiaries will be common stock and, in each case, all issued and outstanding shares of such common stock will be held by NSP.


       Set forth below are summaries of the historical capital structures of NSP and BMG as of December 31, 1997 (prior to the Merger), the combined capital structure of NSP as of December 31, 1998, and the pro forma capital structure of NSP and BMG following the Spin-off:

                    NSP and BMG Historical Capital Structures
                             as of December 31, 1997
                             (dollars in thousands)


                                               NSP                    BMG
                                               ---                    ---
Common stock equity                         $2,372,000              $8,319
Preferred securities1                          400,000                 -0-
Long-term debt                               1,879,000               3,000
Short-term debt2                               425,000               1,092
                                            ----------             -------
    Total                                   $5,076,000             $12,411
                                            ----------             -------
                                            ----------             -------


                         NSP Combined Capital Structure
                             as of December 31, 1998
                       (dollars in thousands) (unaudited)


Common stock equity                                 $2,281,246         47%
Preferred securities                                   305,340          6%
Long-term debt                                       1,851,146         35%
Short-term debt(6)                                     609,030         12%
                                                    ----------        ---
   Total                                            $5,246,762        100%



                    NSP and BMG Pro Forma Capital Structures
                             as of December 31, 1998
                       (dollars in thousands) (unaudited)


                                                       NSP           BMG
                                                       ---           ---
Common stock equity                                 $2,471,911      $9,335
Preferred securities                                   305,340        -0-
Long-term debt                                       1,848,146       3,000
Short-term debt(6)                                     609,030        -0-
                                                    ----------     -------
   Total                                            $5,234,427     $12,335
                                                    ----------     -------
                                                    ----------     -------


       As is evident from the above, the Transaction will have virtually no effect on NSP's capital structure.

       Protected interests: Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the NSP system. The combination of NSP and BMG is entirely consistent with the proper functioning of the NSP holding company system. Further, as

-----------------------------
(5)    Includes preferred securities subject to mandatory redemption.

(6)    Includes current maturities of long-term debt.

discussed in Item 3.B.2.(a), the combination will result in benefits to the public and to consumers and investors of both companies and also will improve the efficiency of the BMG system. The Merger has been approved by the Minnesota Commission, the North Dakota Commission and the Arizona Commission.
 Moreover, as noted by the Commission in ENTERGY CORPORATION, Holding Co. Act Release No. 25952, 55 SEC Docket 2035, 2045 (Dec. 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities market themselves." NSP is and will remain a reporting company subject to the continuous disclosure requirements of the 1934 Act following the completion of the Transaction.
The various reports previously filed by NSP under the 1934 Act contain readily available information concerning the Transaction. For these reasons, the Applicant believes that the Transaction will be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

B.  Section 10(c)

       Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

       (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11(7); or

       (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system....

       1.  Section 10(c)(1)

               (a) Compliance With Section 8

       Section 8 prohibits registered holding companies from acquiring properties which would result in combined gas and electric operations in the same area without the authorization of the appropriate state commission, where state law prohibits or requires authorization for such combined operations. Section 8 applies only to registered systems and thus, by its terms, is not applicable to NSP, BMG or the Transaction.
Moreover, the Merger occurred only after authorizations of the Arizona Commission, the Minnesota Commission and the North Dakota Commission were granted. Further, the Arizona Commission, the Minnesota Commission and the North Dakota Commission have approved the Spin-off as being in the public interest. Accordingly,


---------------------------
(7) By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore inapplicable at present to NSP or BMG, since neither is now a registered holding company. Also, under the present transaction structure, NSP will remain an exempt holding company after consummation of the Transaction.

the Transaction will not be unlawful under Section 8, and thus that portion of
Section 10(c)(1) relating to Section 8 of the Act is satisfied.

               (b)  No Detriment to the Carrying Out of Section 11

       Section 11 of the Act sets forth the integration and simplification requirements of the Act applicable to registered holding company systems.
Section 11 requires the Commission to take action with respect to registered holding company systems that will (1) limit the operations of each registered holding company system to a single integrated public-utility system, certain "functionally related" businesses, and one or more additional integrated public utility systems meeting certain requirements (Section 11(b)(1)); and (2) ensure that the registered system has a simplified corporate structure without undue or unnecessary complications or inequitable distribution of voting power
(Section 11(b)(2)).

       Section 11 applies only to registered holding companies. In a proceeding under Section 9(a)(2) where the resulting system would be exempt, as well as in proceedings under Section 3 for the grant of an exemption, compliance with the standards of Section 11 is not required.(8) As the Commission has stated in approving an exempt company's application under both Section 9(a)(2) and Section 3, "Section 10(c)(1)'s requirement that the acquisition not be 'detrimental' to carrying out the provisions of Section 11 does not mandate that the latter section's integration requirements be met."(9)

       Instead, in applying Section 10(c)(1) to an exempt system, the Commission looks to whether the acquisition would be detrimental to the public interest. With respect to combination gas and electric systems, which could raise integration issues under Section 11 for registered holding companies, the Commission approves applications for exempt systems where it finds generally that the other requirements of Section 10 have been met and that the appropriate state commission has acted favorably. For example, in DOMINION RESOURCES, INC., the Commission approved the acquisition by a combination company of a small gas utility.(10) In so doing, the Commission explicitly recognized that the limits in Section 11 were inapplicable given the applicant's exemption from registration. With respect to the extension of the gas operations of the combined system, the Commission took pains to state that "the only question" was whether that extension would be "detrimental to the public interest or in the interest of investors or consumers" within the language of Sections 10(b)(1) and 10(b)(3).(11) The Commission went on


---------------------------

(8) See, e.g., TUC HOLDING COMPANY, Holding Co. Act Release No. 26749, 65 SEC Docket 301, 305 (Aug. 1, 1997). ("By its terms, however,
       Section 11(b)(1) applies only to registered holding companies."); GAZ METROPOLITAIN, INC., Holding Co. Act Release No. 26170, 58 SEC
       Docket 189, 193 (Nov. 23, 1994) ("Exempt holding companies are not directly subject to Section 11(b)(1)'s integration standards."). SEE ALSO the 1995 Report at 61. ("Section 11's integration provisions apply only to registered holding companies"); DOMINION RESOURCES, INC., Holding Co. Act Release No. 24618, 40 SEC Docket 847, 849 (Apr. 5, 1988) (where no consideration of Section 11(b)(1) was necessary as DRI was entitled to an exemption under Rule 2 of the Act.)
(9)    GAZ METROPOLITAIN INC., SUPRA, note 8, at 193.

(10)   DOMINION RESOURCES, INC., SUPRA, note 8, at 849.

(11)   ID. at 849.

to state that Section 10(c)(1) of the Act would bring Section 11(b)(1) into consideration only if Dominion Resources were not entitled to an exemption under Rule 2 of the Act.(12) Furthermore, the Commission cited favorably its decision in WPL HOLDINGS INC., Holding Co. Act Release No. 24590, 40 SEC Docket 634 (Feb. 26, 1988), for the proposition that where there is evidence of effective state regulation over the activities of a combination company otherwise entitled to an exemption under Section 3(a), the Commission need not find that permitting retention of combined operations would be detrimental to the public interest.
In the present circumstances, following the Spin-off and consummation of the Transaction, NSP would be entitled to continue its Section 3(a)(2) exemption pursuant to Rule 2.

       Based on the foregoing precedent, the Transaction satisfies the requirements of Section 10(c)(1) and will promote the public interest of creating stronger competitors in the evolving utility industry. First, as discussed previously and as will be discussed below, NSP's acquisition of BMG will meet the standards set forth in Section 10, including the requirement that the Transaction tend toward the efficient and economical development of an integrated public-utility system. In brief, the combination will produce an integrated electric utility system that substantially overlaps an integrated gas utility system and that will reap the many benefits available from combined resources while preserving local control and state regulation, and while also enhancing, rather than decreasing, competition in the states served by NSP, NSP-W and BMG as well as nationwide. Particularly, as detailed in Item 3.B.2(a) below, as a result of the Transaction, BMG will be financially stronger, more technologically advanced and possess more purchasing power, and its investors and customers in Arizona will benefit from BMG's improved competitive position. Second, as previously discussed, the Arizona Commission and the state commissions that regulate NSP have addressed and ruled favorably on the issues raised by the Merger. Finally, the Applicant believes that the Transaction poses no other concerns to the public interest or the interest of investors or consumers than those already addressed or that are likely to arise in the state proceedings. Indeed, BMG's investors, its customers in Arizona and the public, generally, will benefit from the economies and efficiencies that will make BMG a more competitive gas utility company following the Transaction. For these reasons, no adverse finding is required under Section 10(c)(1).

       2.  Section 10 (c)(2)

       Because the Transaction is expected to result in economies and efficiencies for the BMG system, it will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act. "The Commission has previously determined ... that where a holding company will be exempt from registration under section 3 of the Act following an acquisition of non-integrating utility

---------------------------
(12) ID., n.3. SEE ALSO MIDWEST RESOURCES, INC., SUPRA; I.E. INDUSTRIES INC., Holding Co. Act Release No. 25325, 48 SEC Docket 1735 (June 3,
       1991); SOUTHERN INDIANA GAS AND ELECTRIC COMPANY, Holding Co. Act Release No. 26075, 57 SEC Docket 78 (June 30, 1994); NIPSCO INDUSTRIES, INC., Holding Co. Act Release No. 25766, 53 SEC Docket 1997 (Mar. 25,
       1993); NIPSCO INDUSTRIES, INC., Holding Co. Act Release No. 25470,
       50 SEC Docket 1231 (Feb. 5, 1992); LG&E ENERGY CORP., Holding Co. Act Release No. 26866, 67 SEC Docket 107 (April 30, 1998). In these cases, the Commission approved acquisitions or reorganizations involving exempt combination systems without specifically addressing Section 10(c)(1).

assets, it suffices for purposes of section 10(c)(2) to find benefits to one integrated system."(13) The Transaction clearly satisfies this requirement as it will produce benefits to the gas utility businesses of NSP, NSP-W and BMG. These include joint procurement of gas and other supplies, sharing of NSP's extensive technological, operational, gas purchasing and other expertise, enhanced computer services, and access to NSP's management, legal, financial, accounting and consulting services.

               (a)  Efficiencies and Economies

               The Transaction will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. SEE IN THE MATTER OF AMERICAN ELECTRIC POWER CO., SUPRA at 1320-1321. Some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." CENTERIOR ENERGY CORP., SUPRA at 775, citing IN THE MATTER OF AMERICAN ELECTRIC POWER CO., SUPRA.

       The Transaction is expected to yield several types of economies and efficiencies, which are identified by area below: (1) corporate and administration benefits, (2) management and operational efficiencies,
(3) purchasing economies (gas supply and others), (4) enhanced technology and computer services. These categories are described in greater detail below.

       Corporate and Administrative Efficiencies: BMG will benefit from NSP's breadth of management and operations expertise, which will enable BMG to develop an efficient system in an efficient manner. Moreover, NSP and BMG can achieve savings through the consolidation of overlapping or duplicative programs and expenses. For example, coordinated marketing planning will occur to the benefit of BMG as it can take advantage of NSP's expertise, efficiencies and economies of advertising, promotions, direct mailings and other marketing programs. Other specific areas in which economies, efficiencies and savings are expected to occur include information systems, professional services, benefits, insurance, and shareholder services.


       Management and Operational Efficiencies: NSP's management is highly trained and experienced in the gas industry and will bring its technological, operations, gas purchasing, customer service and regulatory expertise to BMG. In addition to significant management enhancements, NSP will provide BMG with regular legal, financial, accounting and consulting services.


       Purchasing Economies (Gas Supply and Others): NSP and BMG will realize economies through the combined procurement of material and supplies, as well as from economies of scale from increased purchasing power over service providers. Because NSP and BMG will continue to purchase from common sources of gas supply, it is anticipated that areas of savings will result

------------------------------
(13) TUC HOLDING COMPANY, SUPRA, note 8, at 306, citing GAZ METROPOLITAIN, INC., SUPRA, note 8.

from optimizing transportation capacity on various pipelines, shortening storage withdrawal periods to provide greater peak day delivery and shifting purchases among various producers.

       Enhanced Technology and Computer Services: BMG will benefit from NSP's utilization of state of the art technology and methods for providing gas distribution services. NSP will provide BMG with access to enhanced computer services to handle all customer-related information needs, including account information and gas consumption monitoring. BMG will also be able to use NSP's automated billing services.

       The Commission recently determined that benefits in the area of gas supply, increased purchasing power and the ability to utilize the expertise and resources available from public utility affiliates and other affiliates was sufficient to satisfy Section 10(c)(2).(14) These are precisely the types of benefits that are expected to be realized by BMG.

               (b)  Integrated Public Utility System

       Because Section 2(a)(29) specifies separate definitions for gas and electric systems, the Commission has historically taken the position that gas and electric properties together cannot constitute a single integrated public-utility system.(15) However, Commission authority is equally clear that
Section 10(c)(2) does not limit Commission approval to acquisitions resulting in only one integrated system. "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Section 10(c)(2) requires only that the acquisition tend 'towards the economical and the efficient development of AN (emphasis in the original) integrated public-utility system.'"(16)

       In this case, the Transaction will tend toward the economical and efficient development of the integrated electric utility system of NSP and NSP-W and an integrated gas utility system of NSP, NSP-W and BMG.

                      (i)  Electrical System

       As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:



-------------------------------
(14)   SEMPRA ENERGY, Holding Co. Act Release No. 26971 (Feb. 1, 1999).

(15) See, NEW CENTURY ENERGIES, INC., Holding Co. Act Release No. 26748, 65 SEC Docket 277, 286 (Aug. 1, 1997), citing SEC V. NEW ENGLAND ELECTRIC SYSTEM, 384 U.S. 176, 178 n.7; IN THE MATTER OF COLUMBIA GAS & ELECTRIC CORPORATION, Holding Co. Act Release No. 2477, 8 S.E.C. 443, 462-463 (Jan. 10, 1941) (rejecting an earlier interpretation to the contrary in AMERICAN WATER WORKS AND ELECTRIC COMPANY, INC., 2 S.E.C. 972, 983 (Dec. 30, 1937)).

(16)   GAZ METROPOLITAIN, INC., SUPRA, note 8, at 192, quoting IN THE MATTER
       OF UNION ELECTRIC COMPANY, Holding Co. Act Release No. 18368, 45 S.E.C. 489, 505 (April 10, 1974), aff'd without op. sub nom. CITY OF CAPE GIRARDEAU, MISSOURI V. S.E.C., 521 F.2d 324 (D.C. Cir. 1975). SEE ALSO, NEW CENTURY ENERGIES, SUPRA.

       a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantage of localized management, efficient operation, and the effectiveness of regulation.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated electric system will result from a proposed acquisition of securities:

       (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

       (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

       (3) the system must be confined in its operations to a single area or region; and

       (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

ENVIRONMENTAL ACTION, INC. V. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990) (CITING IN RE ELECTRIC ENERGY, INC., et al., 38 SEC 658, 668 (1958)). In the 1995 Report, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement."(17) The Transaction satisfies all four of these requirements.

       First, the Transaction will not change the electric utility system of NSP, and the Commission has previously determined that the NSP system was an integrated system.(18) Moreover, NSP and NSP-W are already physically interconnected through numerous transmission lines that they own, including one 345 Kv transmission line, two 115 Kv transmission lines and two 69 Kv transmission lines.



---------------------------
(17)   1995 report at 71.

(18) NORTHERN STATES POWER COMPANY, Holding Co. Act Release No. 22334 (In discussing the integration of the electric system of Lake Superior District Power Company into the NSP system, the Commission stated, "The principal electric system of Northern States in southern Minnesota and northwestern Wisconsin, centering in Minneapolis, and the electric system of Lake Superior are integrated."

       Second, NSP and NSP-W will be economically operated as a single interconnected and coordinated system. The electric operations of NSP and NSP-W are fully integrated and all generating units are centrally dispatched by NSP.

       Third, this single integrated system will operate in a single area or region, covering portions of Minnesota, Wisconsin, Michigan, North Dakota and South Dakota. In the 1995 Report, the division stated that the evaluation of the "single area or region" portion of the integration requirement "should be made . . . in light of the effect of technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration."(19)

       Fourth, the system is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission's past decisions on "localized management" show that the Transaction fully preserves the advantage of localized management. In these cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see AMERICAN ELECTRIC POWER CO., Holding Co. Act Release No. 20633, 15 S.E.C. Docket 375 (July 21, 1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"), GENERAL PUBLIC UTILITIES CORP., Holding Co. Act Release No. 13116, 37 SEC 28, 36 (Mar. 2, 1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see CENTERIOR ENERGY CORP., SUPRA (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's management [would be]drawn from the present management" of the two utilities); NORTHEAST UTILITIES, Holding Co. Act Release No. 25221, 47 SEC Docket 1270 (Dec. 21, 1990) (advantages of localized management would be preserved in part because the board of New Hampshire Utility, which was to be acquired by an out-of-state holding company, included "four New Hampshire residents"); (iii) the preservation of corporate identities, see NORTHEAST UTILITIES, SUPRA (utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved"); COLUMBIA GAS SYSTEM, INC., Holding Co. Act Release No. 24599, 40 SEC Docket 654 (March 15, 1988) (benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see AMERICAN ELECTRIC POWER CO., supra. (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day" ease of communications and transportation").

       The Transaction satisfies all of these factors. NSP and NSP-W will continue to operate through numerous regional offices with local service personnel and line crews available to respond to customers' needs. After the Transaction, NSP and NSP-W will maintain their current headquarters for the areas they presently serve.

       Finally, the NSP system will not impair the effectiveness of state regulation. NSP and NSP-W will continue their separate existence as before, and their utility operations will remain

--------------------------------
(19)   1995 report at 72-74.

subject to the same regulatory authorities by which they are presently regulated, namely the MPUC, PSCW, MPSC, NDPUC, SDPUC and the FERC. This Transaction will not be consummated unless all required regulatory approvals are obtained.

                      (ii)  Gas Utility System

       Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

       a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

       As indicated above, in the 1995 Report, the Division recommended flexibility in the interpretation of the integration requirement. In particular, the Division stated that it believed that the Commission "must adopt a more flexible interpretation of the geographic and physical integration standards, with more emphasis on whether an acquisition will be economical and subject to effective regulation."(20) The Division also believed it "appropriate to interpret the 'single area or region' requirement flexibly recognizing technological advances, consistent with the purposes and provisions of the Act."(21) Subsequently, in SEMPRA ENERGY, the Commission stated, "we have taken notice of developments that have occurred in the gas industry, and have interpreted the Act and analyzed proposal transactions in light of these changed and changing circumstances."(22)

       NSP's acquisition of BMG, and the subsequent establishment of BMG as a first tier subsidiary of NSP, will satisfy the integration standard set forth in
Section 2(a)(29)(B) of the Act as NSP, NSP-W and BMG will constitute a system so located and related that substantial economies may be effectuated by their operation as a single coordinated system confined in its operation to a single area or region not so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation. The Transaction will also result in economies and efficiencies accruing to the benefit of NSP, NSP-W, BMG, their shareholders and customers and their integrated system and thus should be approved by the Commission.

       First, both the Commission's limited precedent and current technological realities indicate that the combined NSP, NSP-W and BMG gas utility system will operate as a

----------------------------
(20)   1995 Report at p. 70.

(21)   1995 Report at p. 73.

(22)   SEMPRA ENERGY, SUPRA, note 14.

coordinated system confined in its operation to a single area or region because it will derive natural gas from common sources of supply. The Commission has not traditionally required that the pipeline facilities of an integrated system be physically interconnected,(23) and instead has looked to such issues as from whom the distribution companies within the system receive much, although not all, of their gas supply.(24) The Commission also has considered obtaining gas from a common pipeline (25) as well as from different pipelines when the gas originates from the same gas field in determining a common source of supply.(26) Since the time of most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources.(27) Furthermore, the fact that Minnesota and Arizona are not contiguous does not mean that the NSP system will not "be confined in its operation to a single area or region." The Commission has previously found "utility properties to lie in a single area within the meaning of the Act despite intervening territory."(28) In SEMPRA ENERGY, the Commission reiterated that "it is appropriate to treat gas systems as being in a 'single area or region' when doing so does not undercut the policies of the Act," and held that the distances between Sempra and its North Carolina subsidiary would not undercut the policies of the Act though such distances were significantly greater than the distances considered in MCN.(29)


---------------------------------
(23) See, IN THE MATTER OF PENZOIL COMPANY, Holding Co. Act Release No. 15963, 43 S.E.C. 709 (Feb. 6, 1968) (finding an integrated system where facilities both connected with an unaffiliated transmission company but not each other). See, ALSO AMERICAN NATURAL GAS COMPANY, Holding Co. Act Release No. 15620, 43 S.E.C. 203, 207, n.5 (Dec. 12, 1966) ("It is
       clear the integrated or coordinated operations of a gas system under the Act may exist in the absence of such interconnection").

(24) See, e.g., IN THE MATTER OF PHILADELPHIA COMPANY AND STANDARD POWER AND LIGHT COMPANY, Holding Co. Act Release No. 8242, 28 S.E.C. 35, 44 (1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); CONSOLIDATED NATURAL GAS COMPANY, Holding Co. Act Release No. 25040, 45 SEC Docket 672 (Feb. 14,
       1990) (finding integrated system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources).

(25) IN THE MATTER OF THE NORTH AMERICAN COMPANY, Holding Co. Act Release No. 10320, 32 S.E.C. 169 (Dec. 28, 1950).

(26) See, IN THE MATTER OF CENTRAL POWER COMPANY AND NORTHWESTERN PUBLIC SERVICE COMPANY, Holding Co. Act Release No. 2471, 8 S.E.C. 425 (1941), in which the Commission declared an integrated system to exist where two entities purchase from different pipeline companies since the pipelines were interconnected at points along the line.

(27) See, SEMPRA ENERGY, SUPRA, note 14 (authorizing the acquisition of Frontier, a North Carolina gas utility, by Sempra, a California public utility holding company, through its North Carolina subsidiary and finding that the resulting system will be operated as a single coordinated system because, among other things, the trading affiliate "will be able to obtain gas for Frontier from [common] basins by other more flexible means, due to the development of market centers, hubs and pooling points"). See also, MCN CORPORATION, Holding Co. Act Release No. 26576, 62 S.E.C. 2379 (Sep. 17, 1996) (Commission determined that non-contiguous local distribution companies are a part of an "integrated public utility system" where, among other things, the local distribution companies are interconnected through common pipelines and obtained gas from a common source).

(28)   SEMPRA ENERGY, SUPRA, note 14 (citing MCN CORPORATION at 2384).

(29)   ID.

       While the NSP and BMG gas systems are not physically interconnected, they will functionally perform as a coordinated system through the purchase of natural gas from common sources of supply (i.e., the Andarko and Permian basins), and delivery through integrated interstate pipelines (all of which are open access transportation only pipelines under FERC order 636). This coordination will result in greater efficiency.

       After the Transaction, it is anticipated that gas purchasing economic efficiencies can be achieved by having NSP's gas department, which procures gas for NSP and NSP-W, meet the gas purchasing needs of BMG as well.(30) Thus, some of each company's gas supply will be handled by the same entity and on a coordinated basis. Although these gas purchases for BMG will be made on an economic basis and not with the main goal of ensuring a common source of supply, given economies of scale and the past practice by the same purchasers, it can be expected that each of the three companies will continue to purchase significant amounts of their respective gas supply from the same fields and that much of the rest of their respective gas supply will travel through the same pipelines even if it is not from the same field. As noted above, NSP and BMG will functionally perform as a coordinated system through the purchase of natural gas from common sources of supply and the delivery of such gas, through integrated interstate gas pipelines, to satisfy the "common source of supply" requirement of Section 2(a)(29)(B) of the Act.

       Moreover, the combination of the NSP, NSP-W and BMG systems will tend toward the economic and efficient development of a coordinated gas system in that there will be centralized computer and customer service systems, marketing and operations planning and consulting between the three companies after the Transaction. Improved technology and centralized computer services for customer services and centralized planning will occur to the benefit of BMG and its customers.

       Significant day-to-day centralization between BMG and NSP will occur via NSP's computer information system (the "NSP System"). The NSP System handles all customer-related information needs, including account information and gas consumption monitoring. The NSP System personnel will provide frequent consulting services to BMG's personnel on how to operate a link with the NSP System and how to handle other customer service related matters.

       Finally, the gas utility system resulting after consummation of the Transaction will also meet the requirement that it be "not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation and the effectiveness of regulation." IN THE MATTER OF AMERICAN NATURAL GAS COMPANY, Holding Co. Act

------------------------
(30) In SEMPRA ENERGY, SUPRA note 14, the Commission found that a single coordinated system would exist where Sempra's North Carolina subsidiary could coordinate its purchase of gas in the San Juan and Permian Basins with affiliate companies through Sempra Trading, which would also coordinate gas transportation and storage arrangements. Similarly, in MCN CORPORATION, SUPRA note 27, the Commission determined that a single coordinated system existed where MCN stated that its energy trading subsidiary intended to purchase gas supply for the new gas utility, to the extent it could do so reliably and economically; however, the gas utility would continue to have the option to purchase a part of its gas supply from other marketers if it could do so more efficiently.

Release No. 15620 (Dec. 12, 1966), the Commission found that the American Natural System would meet the above requirement after its acquisition of an Indiana gas utility as:

               Although American Natural will provide certain central facilities, equipment and personnel ... Central Indiana will retain its own local management and board of directors, a majority of whom will be residents of Indiana. Central Indiana will continue to be subject to regulation by the Public Service Commission of Indiana.(31)

It is currently contemplated that localized management of BMG will be preserved. Following the Transaction, there will be no significant change in the senior management or board of directors of NSP and NSP-W. While, as discussed above, BMG will receive a number of centralized services and benefits from NSP, BMG's headquarters will remain in Arizona, BMG will be operated on a day-to-day basis by its local management, and BMG will remain locally regulated by the Arizona Commission. No significant change in management or operations of BMG will occur as a result of the Transaction. NSP will remain subject to the regulation of the Minnesota Commission in the State of Minnesota, the North Dakota Commission in the State of North Dakota and the South Dakota Commission in South Dakota. NSP-W will remain subject to the regulation of the Wisconsin Commission. Thus, each of NSP, NSP-W and BMG will be locally operated and locally regulated, and each will have the economic advantage of certain centralized services after the Transaction. From a regulatory standpoint, there will be no impairment of regulatory effectiveness.(32) The Arizona, Minnesota, and Wisconsin commissions are already regulating multi-jurisdictional gas utilities as several other gas utilities currently operate in several states, and, indeed, NSP and NSP-W currently operate gas utilities in multiple states.

       For all of the reasons discussed above, NSP's ownership of BMG will satisfy the integration requirements of Section 2(A)(29)(B).

C.  Section 10(f)

       Section 10(f) provides that:

       The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.


---------------------------------
(31) See also CONSOLIDATED NATURAL GAS COMPANY, SUPRA ("As noted above, VNG's Board of Directors will consist of, among others, senior members of Consolidated management. However, VNG will continue to be locally managed and operated as a business unit with autonomy.")

(32) In SEMPRA ENERGY, SUPRA, note 14, the Commission similarly determined that the effectiveness of local regulation would not be impaired when a California gas utility holding company acquired a North Carolina gas utility.

As described below under Item 4, and as evidenced by the filings before the Arizona Commission, Minnesota Commission, and North Dakota Commission, NSP and BMG intend to comply with all applicable state laws related to the Transaction.

D.  Section 3(a)(2)

       In connection with the request under Section 10 of the Act, NSP requests that the Commission issue an order under Section 3(a)(2) declaring that NSP will be exempt from all provisions of the Act except Section 9(a)(2) following completion of the Transaction. Section 3(a)(2) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

       such holding company is predominantly a public-utility company whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto.

Upon consummation of the Transaction, BMG and NSP-W will be direct wholly-owned subsidiaries of NSP, and NSP will be predominantly a public-utility company operating as such in Minnesota, its state of incorporation, and states contiguous to Minnesota (North Dakota and South Dakota).

       With regard to whether a company operates "predominantly" as a public-utility, the Commission has often considered factors indicative of the relative size of the utility operations of the holding company compared to the utility operations of its subsidiaries with most significance given to gross revenues.(33) Generally, the Commission has granted exemptions where the ratio of the subsidiary's gross utility revenues to those of its parent was not more than approximately 25%.(34) Recently in HOUSTON INDUSTRIES INCORPORATED, (35) the Commission granted an exemption to Houston Industries Incorporated, even though its subsidiary, NorAm Energy Corp., had utility operating revenues which were 52.5% of those of Houston Industries Incorporated. For the year ended December 31, 1998, the combined utility operating revenues of NSP-W and BMG were 15% of the utility operating revenues of NSP, substantially lower than the ratios in prior cases where exemptions were granted. Based on the foregoing, there is no question that NSP is predominantly a public-utility company.


       Furthermore, as previously discussed, NSP's operations as a public-utility will be confined to Minnesota, its state of incorporation, and states contiguous thereto, North Dakota and South Dakota. As to BMG's operations in the noncontiguous state of Arizona, Section 3(a)(2) does not require geographic contiguity as to the operations of subsidiaries. Thus, the location of


--------------------------
(33) See, IN RE NORTHERN STATES POWER CO., Holding Co. Act Release No. 12655, 36 S.E.C. 1 (Sep. 16, 1954).

(34) See, e.g., OHIO EDISON CO., Holding Co. Act Release No. 21019, 17 SEC Docket 436 (April 26, 1979); DELMARVA POWER & LIGHT CO., Holding Co. Act Release No. 19717, 10 SEC Docket 739 (Oct. 19, 1976); and WASHINGTON GAS AND LIGHT CO., Holding Co. Act Release No. 1964, 6 S.E.C. 954 (March 5,
       1940).

(35)   Holding Co. Act Release No. 26744, 65 SEC Docket 83 (July 24, 1997).

BMG's operations after the Transaction is not an issue.(36) In addition to being consistent with Commission precedent, this view is also consistent with the Commission's suggestion in the 1995 Report that geographic requirements for an integrated public-utility should be flexibly interpreted, as "the relevance of physical and geographic integration to a sound public-utility industry has diminished."(37)

       In the event that the Commission does not issue an order approving the Transaction under Section 10 of the Act, then NSP requests that the Commission issue an order under Section 3(a)(2) declaring that NSP (which will include the operations of BMG if the Spin-off does not occur) is exempt from all provisions of the Act except Section 9(a)(2).


       With one exception, the prior analysis of NSP's entitlement to an exemption under Section 3(a)(2) following the Spin-off is equally applicable to NSP in the event that the Spin-off does not occur. NSP will continue to be predominantly a public-utility company, with NSP-W (its only subsidiary that is a public-utility company) representing less than 15% of its utility operating revenues for the year ended December 31, 1998. Other than the BMG operations, all of NSP's operations as a public utility will be confined to its state of incorporation and states contiguous thereto. Thus, the issue presented is whether, under Section 3(a)(2), all of NSP's operations as a public utility must be confined to NSP's state of incorporation and states contiguous thereto or whether a de minimis amount (38) may be conducted in a non-contiguous state. In light of the legislative history of Section 3(a)(2), the significant changes in the utility industry since the enactment of Section 3(a)(2), the views expressed in the 1995 Report, the approval of the corporate structure in question by the applicable state regulatory authorities and the de minimis nature of the BMG operations, Applicant believes that it should be exempt under Section 3(a)(2).


       The legislative history of Section 3(a)(2) does not provide a dispositive answer to the question of whether a holding company can conduct a de minimis amount of utility operations in a non-contiguous state. An indication of the proper interpretation of Section 3(a)(2) is given by


-------------------------
(36) See, UNION ELECTRIC CO. OF MISSOURI, 5 S.E.C. 252 (1939) (where the Commission concluded that "it is plain that under that subsection [3(a)(2)], Congress intended us to ignore as irrelevant the place of operation of the operating subsidiaries of the holding company, and that we should in the instant case consider solely whether the place of operations of Union Electric Company of Missouri, itself, as an operating company, are confined to the state of Missouri and contiguous states."); and IN RE NORTHERN STATES POWER CO., Holding Co. Act Release No. 22334, 24 SEC Docket 405 (December 23, 1981) (approving the acquisition by a holding company of a subsidiary and allowing the holding company to maintain exempt status pursuant to section 3(a)(2), notwithstanding that the new subsidiary had operations in states non-contiguous to the holding company's state of organization).

(37)   1995 Report at 72-74.

(38) The de minimis nature of BMG's utility operations to the existing utility operations of NSP is shown on the prior pages of this Application, with BMG's net utility assets, utility revenues and net income representing significantly less than 1% of the net utility assets, utility revenues and net income of NSP on a stand-alone basis without the inclusion of NSP-W.

the Senate Report to Senate Bill 2796 (39) in which it is stated that Section 3(a)(2) of the Act is to govern a case where:


       the company is itself a utility, being a holding company only in form by reason of the fact that it has one or more minor subsidiary utilities.(40)


This statement clearly implies that the focus of Section 3(a)(2) is on the size of the utility subsidiaries and not on requiring that every aspect of the utility operations of the parent holding company must be located solely in its state of incorporation and states contiguous thereto. Applicant does not know of any statements in the legislative history of Section 3(a)(2) that would preclude an exempt holding company under Section 3(a)(2) from having a de minimis amount of utility operations in a non-contiguous state.


       Applicant is aware that, in EASTERN SHORE PUBLIC SERVICE COMPANY, 5.S.E.C.1022 (1940), the Commission addressed the meaning of the phrase "whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto" in Section 3(a)(2). While the Commission's interpretation of this phrase was not determinative to the case as Eastern Shore did not meet the requirement of being predominantly a public utility company (the revenues of Eastern Shore's utility subsidiaries represented in excess of 75% of the combined utility revenues of the system), the Commission interpreted the phrase as requiring that the holding company's public utility operations be confined to its state of incorporation and states contiguous (i.e., touching) thereto. This case, however, is distinguishable as the Commission was not faced with the situation, like the present case, where the non-contiguous operations reflected less than 1% of the holding company's utility revenues.


       Moreover, in order to respond flexibly to the legislative, regulatory and technological changes that are transforming the structure and shape of the utility industry,(41) the Commission has indicated a willingness to reconsider precedent in interpreting Section 3(a) of the Act.(42) In this regard, the Commission has announced its intention to reject bright-line tests and rather to consider the specific facts and circumstances surrounding each specific request for exemption, giving significant attention to the availability of state regulation for the proposed transaction.(43) In the present case, the proposed structure with the BMG operations being conducted directly by NSP has been approved by the Minnesota Commission, the Arizona Commission and the North Dakota Commission. None of these commissions expressed any reservation about their ability to effectively regulate the utility operations of NSP. In fact, the Minnesota Commission, the North Dakota Commission and the South Dakota Commission have effectively regulated NSP as an


---------------------------
(39) There were no changes to Section 3(a)(2) as set forth in Senate Bill 2796 prior to enactment.

(40) 7482 Cong., 1st sess., Report No. 621, p. 24. The House Report contained similar language (74th Cong. 1st sess., Report No. 1318, p.
       10).

(41)   1995 Report at 70.

(42)   ID. at 119.

(43)   1995 Report at 119.

exempt holding company under Section 3(a)(2) for many years. The addition of the BMG operations to NSP will not affect this regulation. Thus, the present case is not one involving an unregulated entity through which potential abuse could occur. Instead, NSP will be subject to extensive regulation by four state regulatory commissions. Under these circumstances, it seems evident that the holding company structure will not be used to evade state or local regulation or that regulation under the Act is needed to supplement state regulation in order to prevent detriment to the interests protected by the Act.


       As acknowledged by the Staff in the 1995 Report, "the [Commission's] decisions under [Section 3(a)(1) and 3(a)(2)] have generally focused on size as a proxy for effective state regulation. The result has been a somewhat confusing array of decisions."(44) The present case amply demonstrates this confusing array. As shown previously, NSP meets the criteria for an exemption under Section 3(a)(2) if BMG is a wholly-owned subsidiary of NSP. The same result follows if BMG is made part of the operations of NSP-W, as the location of utility operations of subsidiaries is not relevant under Section 3(a)(2). UNION ELECTRIC CO. OF MISSOURI, 5 S.E.C.252 (1939). Finally, if BMG were combined with Viking Gas Transmission Company (NSP's wholly-owned interstate pipeline), Viking would appear to qualify for an exemption under Rule 7 under the Act. BMG's revenues from its gas utility operations have averaged less than $5 million annually for the last three calendar years ($4.6 million for 1998, $5.3 million for 1997, and $4.4 million for 1996). Viking, with annual revenues in excess of $19 million from its interstate pipeline business, would appear to be engaged primarily in a business other than the gas utility business for purposes of Rule 7. It is only when BMG's operations are part of NSP that an issue arises under Section 3(a)(2). Yet, there does not appear to be any policy or purpose of the Act that is served by permitting the above corporate structures to be exempt under Section 3(a)(2), but not permitting a corporate structure where BMG is part of the parent company operations of NSP.


       As stated previously, the precise issue presented is whether, under
Section 3(a)(2), a holding company can have a de minimis amount of utility operations outside of its state of incorporation and states contiguous thereto. In EASTERN GAS, SUPRA, the Commission arguably answered this question in the negative. However, through numerous no-action letters and orders, the Commission has effectively permitted non-contiguous operations that historically would have appeared to be utility operations. This is shown by the various no-action letters and orders issued in the context of energy marketing.


       The initial series of no-action letters permitted utility affiliates or independent companies to engage in the wholesale sale of electricity. ENRON POWER MARKETING, INC., SEC No-Action Letter, January 5, 1994; CRSS POWER MARKETING, INC., SEC No-Action Letter, March 31, 1994; ELECTRIC CLEARINGHOUSE, INC., SEC No-Action Letter, April 13, 1994; INTER-COAST POWER MARKETING CO., SEC No-Action Letter, December 6, 1994; and LG&E POWER MARKETING, INC., SEC No-Action Letter, April 21, 1995. The basis for these decisions was that such activities did not constitute "utility" operations under the Act and the decisions were in response, at least in part, to the rapidly changing electricity and gas utility industry. The next series of no-action letters and orders permitted the retail sale of electricity and natural gas where the marketing

---------------------------
(44)   1995 Report at 111.

company did not own any physical utility assets. LG&E POWER MARKETING, INC., SEC No-Action Letter, April 26, 1996; UNITIL CORPORATION, Holding Company Act Release No. 26527 (May 31, 1996). Again, the basis for these decisions was that this activity did not constitute "utility" operations. The final step was the sale by marketing companies of electricity and natural gas coupled with the installation and/or ownership of certain ancillary equipment such as meters, electric wire droplines, breaker panels and short segments of gas pipe or electric wiring to connect the customer to the local distribution system. ENRON CAPITAL & TRADE RESOURCES CORP., SEC No-Action Letter, February 13, 1997; SUNOCO POWER MARKETING, L.L.C., SEC No-Action letter, July 24, 1997; SEI HOLDINGS, INC., Holding Company Act Release No. 26581 (September 26, 1996).


       The overall effect of the foregoing decisions is that exempt holding companies today are permitted under the Act to sell electricity and natural gas at wholesale throughout the United States and at retail in numerous states which, through retail pilot programs or legislative enactment, have permitted such action to occur. Often, the regulation of such energy marketing activities is far less than the typical, extensive regulation imposed by states on traditional electric and gas utilities, including the regulation imposed on the BMG operations in Arizona by the Arizona Commission.


       Applicant's point in discussing the above energy marketing decisions is to show that historical perceptions of permitted utility operations under
Section 3(a)(2) have changed significantly. Applicant does not question the wisdom or correctness of the various energy marketing no-action letters and orders. In fact, Applicant supports such decisions. Yet, there is nothing in the Act or its legislative history expressly stating that an entity which provides electric or natural gas service is not an electric utility company or a gas utility company merely because it does not own or operate certain physical assets. Similarly, there is nothing in the Act or, to the knowledge of the Applicant, its legislative history requiring that exempt holding companies under
Section 3(a)(2) cannot have a de minimis amount of utility operations in a noncontiguous state. It is for this reason, along with the approval of the applicable state utility commissions that will regulate NSP, the ability of NSP to otherwise qualify for an exemption and the lack of potential harms to the interests sought to be protected by the Act, that the Applicant believes it should be exempt under Section 3(a)(2) from all provisions of the Act other than
Section 9(a)(2). The granting of such exemption would be consistent with the Commission's broad power to interpret the terms, phrases and provisions of the Act. See, e.g., GAZ METROPOLITAIN, INC., Holding Company Act Release No. 26170 (November 23, 1994). In addition, the uniqueness of the facts in the present case makes it highly unlikely that the grant of an exemption under
Section 3(a)(2) will be relied upon for precedential effect in future cases.


Item 4.  Regulatory Approvals

               Set forth below is a summary of the regulatory approvals that NSP and BMG expect to obtain in connection with the Transaction. It is a condition to the consummation of the Transaction that final orders approving the Transaction be obtained from the Commission under the Act and from the various federal and state commissions described below on terms and conditions which would not have, or would not be reasonably likely to have, a material adverse effect on the business, assets, financial condition or results of operations of BMG or NSP and its prospective subsidiaries taken as a whole or which would be materially inconsistent with the agreements of the parties contained in the Merger Agreement.

A.  Antitrust

       The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Transaction) may not be consummated until certain information has been submitted to the Department of Justice ("DOJ") and Federal Trade Commission ("FTC") and the specified HSR Act waiting period requirements have been satisfied. DOJ terminated the HSR Act waiting period on April 3, 1998.

       The expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the Transaction on antitrust grounds; however the Applicant believes that the Transaction will not violate Federal antitrust laws.

B.  State Public Utility Regulation

       Applications for approval of the Merger and related transactions were filed on January 12, 1998 with the Arizona Commission, on January 20, 1998 with the Minnesota Commission, and on March 5, 1998 with the North Dakota Commission. Each Commission found, in general, that the Merger was in the public interest. The Minnesota Commission approved the Merger on May 7, 1998, the North Dakota Commission approved the Merger on June 3, 1998 and the Arizona Commission approved the Merger on July 21, 1998.


       On August 27, 1999, the Arizona Commission approved the Spin-off noting that BMG is a fit and proper entity to receive NSP's gas utility assets and Certificate of Convenience and Necessity. The Commission further stated that the Spin-off and the resultant formation of NSP as a public utility holding company in Arizona "is in the public interest." The North Dakota Commission and the Minnesota Commission separately approved the Spin-off, each finding that the Spin-off is compatible with the public interest.


       Following consummation of the Transaction, NSP and BMG expect to engage in various intercompany transactions. These affiliated interest transactions require prior approval of the Arizona Commission and the Minnesota Commission. Accordingly, as part of the application for approval of the Spin-off, NSP sought and received authorization for these affiliated interest transactions from the Arizona and Minnesota Commissions.

       Except as set forth above, no other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the transactions proposed herein.

Item 5.  Procedure

               The Commission is respectfully requested to issue and publish not later than September 15, 1998, the requisite notice under Rule 23 with respect to the filing of this

Application-Declaration, such notice to specify a date not later than October 6, 1998, by which comments must be entered and a date not later than October 7, 1998, as the date after which an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

               It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

A.  Exhibits

A-1            Restated Articles of Incorporation of NSP (filed as Exhibit 3.01 to Form 10-Q of NSP for the quarter ended March 31, 1992, File
               No. 1-3034, and incorporated herein by reference)
A-2            Restated Articles of Incorporation of NSP-W (filed as
               Exhibit 3.01 to Form 10-K of NSP-W for the year ended December
               31, 1987, File No. 10-3140, and incorporated herein by reference)
A-3            Articles of Incorporation of BMG (to be filed by Amendment)
B-1            Agreement and Plan of Merger (Merger Agreement) (filed as Annex A to Registration Statement No. 333-49529 on Form S-4 and
               incorporated herein by reference)
B-2            Stock Option Agreement (filed as Annex B to Registration
               Statement No. 333-49529 on Form S-4 and incorporated herein by reference)
C-1            Registration Statement of NSP on Form S-4 (as amended) (filed as
               Registration Statement No. 333-49529 and incorporated herein by reference)
C-2            Proxy Statement and Prospectus (included in Exhibit C-1)
D-1.1          Application of NSP and BMG before the Arizona Commission and
               Order dated July 21, 1998 approving the Merger (to be filed by
               Amendment)
D-1.2          Application of NSP and BMG before the Minnesota Commission and
               Order dated May 7, 1998 approving the Merger (to be filed by
               Amendment)
D-1.3          Application of NSP and BMG before the North Dakota Commission and
               Order dated June 3, 1998 approving the Merger (to be filed by
               Amendment)
D-1.4          Application of NSP before the Minnesota Commission and Order dated April 9, 1999, approving the Spin-off
D-1.5          Application of NSP before the North Dakota Commission and Order dated April 14, 1999, approving the Spin-off
D-1.6          Application of NSP before the Arizona Commission and Order dated
               August 27, 1999, approving the Spin-off
E-1            NSP corporate chart

                                          39

E-2            Pro Forma NSP Corporate Chart (to be filed by Amendment)
F-1            Preliminary opinion of counsel to NSP
G-1            Opinion of PFS (filed as Annex C to Registration Statement No.
               333-49529 on Form S-4 and incorporated herein by reference)
H-1            Annual Report of NSP on Form 10-K for the year ended December 31,
               1997 (File No. 1-3034 and incorporated herein by reference)
H-2            Annual Report of NSP on Form 10-K for the year ended December
               31, 1998 (File No. 1-3034 and incorporated herein by reference)
H-3            NSP Quarterly Report on Form 10-Q for the quarter ended March 31,
               1998 (File No. 1-3034 and incorporated herein by reference)
H-4            NSP Quarterly Report on Form 10-Q for the quarter ended June 30,
               1998 (File No. 1-3034 and incorporated herein by reference)
H-5            NSP Quarterly Report on Form 10-Q for the quarter ended September
               30, 1998 (File No. 1-3034 and incorporated herein by reference)
H-6            NSP Quarterly Report on Form 10-K for the quarter ended March
               31, 1999 (File No. 1-3034 and incorporated herein by reference)
H-7            NSP Quarterly Report on Form 10-K for the quarter ended June
               30, 1999 (File No. 1-3034 and incorporated herein by reference)
H-8            Annual Report of NSP-W on Form 10-K for the year ended December
               31, 1997 (File No. 10-3140 and incorporated herein by reference)
H-9            Annual Report of NSP-W on Form 10-K for the year ended December
               31, 1998 (File No. 10-3140 and incorporated herein by reference)
H-10           NSP-W Quarterly Report on Form 10-Q for the quarter ended
               March 31, 1998 (File No. 10-3140 and incorporated herein by reference)
H-11           NSP-W Quarterly Report on Form 10-Q for the quarter ended
               June 30, 1998 (File No. 10-3140 and incorporated herein by reference)
H-12           NSP-W's Quarterly Report on Form 10-Q for the quarter ended
               September 30, 1998 (File No. 10-3140 and incorporated herein by reference)
H-13           NSP-W Quarterly Report on Form 10-Q for the quarter ended
               March 31, 1999 (File No. 10-3140 and incorporated herein by reference)
H-14           NSP-W Quarterly Report on Form 10-Q for the quarter ended
               June 30, 1999 (File No. 10-3140 and incorporated herein by reference)
H-15           Annual Report of NRG on Form 10-K for the year ended
               December 31, 1997 (File No. 333-33397 and incorporated herein by reference)
H-16           Annual Report of NRG on Form 10-K for the year ended
               December 31, 1998 (File No. 333-33397 and incorporated herein by reference)
H-17           NRG Quarterly Report on Form 10-Q for the quarter ended
               March 31, 1998 (File No. 333-33397 and incorporated herein by reference)
H-18           NRG Quarterly Report on Form 10-Q for the quarter ended June 30,
               1998 (File No. 333-33397 and incorporated herein by reference)
H-19           NRG Quarterly Report on Form 10-Q for the quarter ended September
               30, 1998 (File No. 333-33397 and incorporated herein by
               reference)
H-20           NRG Quarterly Report on Form 10-Q for the quarter ended
               March 31, 1999 (File No. 333-33397 and incorporated herein by reference)
H-21           NRG Quarterly Report on Form 10-Q for the quarter ended
               June 30, 1999 (File No. 333-33397 and incorporated herein by reference)
I-1            Form of Notice (Previously filed)

B.  Financial Statements

FS-1           NSP Consolidated Balance Sheet as of December 31, 1997 (see
               Annual Report of on Form 10-K for the year ended December 31, 1997 (Exhibit H-1 hereto) at p. 53)
FS-2 NSP Consolidated Statements of Income for its last three fiscal years (see Annual Report NSP on Form 10-K for the year ended
               December 31, 1997 (Exhibit H-1 hereto) at p. 51)
FS-3           NSP Consolidated Balance Sheet as of December 31, 1998 (see
               Annual Report on Form 10-K for the year ended December 31,
               1998 (Exhibit H-2 hereto) at p. 42)
FS-4 NSP Consolidated Statements of Income for its last three fiscal years ended December 31, 1998 (see Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit H-2 hereto) at p. 40)
FS-5           NSP-W Consolidated Balance Sheet as of December 31, 1997 (see
               Annual Report of NSP-W on Form 10-K for the year ended
               December 31, 1997 (Exhibit H-4 hereto), at p. 23)

                                          40

FS-6           NSP-W Consolidated Statements of Income for its last three fiscal years (see Annual Report of NSP-W on Form 10-K for the year ended
               December 31, 1997 (Exhibit H-4 hereto), at p. 21)
FS-7           NSP-W Consolidated Balance Sheet as of December 31, 1998
               (see Annual Report on Form 10-K for the year ended December 31,
               1998 (Exhibit H-9 hereto) at p. 20)
FS-8           NSP-W Consolidated Statements of Income for its last three fiscal years ended December 31, 1998 (see Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit H-9 hereto) at p. 18)
FS-9           BMG Balance Sheet Data as of December 31, 1997 (see Proxy
               Statement and Prospectus (Exhibit C-2) at p. 46)
FS-10          BMG Income Statement Data for its last five fiscal years (See
               Proxy Statement and Prospectus (Exhibit C-2) at p. 46)
FS-11          BMG Balance Sheet Data as of December 31, 1998
FS-12          BMG Income Statement for its last five fiscal years ended
               December 31, 1998


Item 7.  Information as to Environmental Effects

               The Transaction neither involves "major federal actions" nor "significantly [affects] the quality of the human environment" as those terms are used in Section (2)(C) of the National Environmental Policy Act, 42 U.S.C. S.E.C. 4332. The only federal actions related to the Transaction pertain to the Commission's declaration of the effectiveness of the Registration Statement, the approvals and actions described under Item 4 and Commission approval of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of NSP, NSP-W or BMG that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                     SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to its Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                     NORTHERN STATES POWER COMPANY


                                     BY:   /s/ E.J. McIntyre
                                          -------------------------------
                                             Vice President and Chief
                                               Financial Officer




Date:  October 6, 1999

                                  Index of Exhibits

                    EXHIBIT - DESCRIPTION - TRANSMISSION METHOD


 Method     Exhibit              Description
of Filing   Number               -----------
---------   ------
            A-1          Restated Articles of Incorporation of NSP (filed as
                         Exhibit 3.01 to Form 10-Q of NSP for the quarter ended
                         March 31, 1992, File No. 1-3034, and incorporated
                         herein by reference)
            A-2          Restated Articles of Incorporation of NSP-W (filed as
                         Exhibit 3.01 to Form 10-K of NSP-W for the year ended
                         December 31, 1987, File No. 10-3140, and incorporated
                         herein by reference)
            A-3          Articles of Incorporation of BMG (to be filed by
                         Amendment)
            B-1          Agreement and Plan of Merger (Merger Agreement) (filed
                         as Annex A to Registration Statement No. 333-49529 on
                         Form S-4 and incorporated herein by reference)
            B-2          Stock Option Agreement (filed as Annex B to
                         Registration Statement No. 333-49529 on Form S-4 and
                         incorporated herein by reference)
            C-1          Registration Statement of NSP on Form S-4 (as amended)
                         (filed as Registration Statement No. 333-49529 and
                         incorporated herein by reference)
            C-2          Proxy Statement and Prospectus (included in
                         Exhibit C-1)
            D-1.1        Application of NSP and BMG before the Arizona
                         Commission and Order dated July 21, 1998 approving the
                         Merger (to be filed by Amendment)
            D-1.2        Application of NSP and BMG before the Minnesota
                         Commission  and Order dated May 7, 1998 approving the
                         Merger (to be filed by Amendment)
            D-1.3        Application of NSP and BMG before the North Dakota
                         Commission and Order dated June 3, 1998 approving the
                         Merger (to be filed by Amendment)
    DT      D-1.4        Application of NSP before the Minnesota Commission and
                         Order dated April 9, 1999, approving the Spin-off
    DT      D-1.5        Application of NSP before the North Dakota Commission
                         and Order dated April 14, 1999, approving the Spin-off
    DT      D-1.6        Application of NSP before the Arizona Commission and
                         Order dated August 27, 1999, approving the
                         Spin-off
            E-1          NSP corporate chart (to be filed by Amendment)
            E-2          Pro Forma NSP Corporate Chart (to be filed by
                         Amendment)
            F-1          Preliminary opinion of counsel to NSP
            G-1          Opinion of PFS (filed as Annex C to Registration
                         Statement No. 333-49529 on Form S-4 and incorporated
                         herein by reference)

                                          43

            H-1          Annual Report of NSP on Form 10-K for the year ended
                         December 31, 1997 (File No. 1-3034 and incorporated herein by reference)
            H-2          Annual Report of NSP on Form 10-K for the year ended
                         December 31, 1998 (File No. 1-3034 and incorporated herein by reference)
            H-3          NSP Quarterly Report on Form 10-Q for the quarter ended
                         March 31, 1998 (File No. 1-3034 and incorporated herein by reference)
            H-4          NSP Quarterly Report on Form 10-Q for the quarter ended
                         June 30, 1998 (File No. 1-3034 and incorporated herein by reference)
            H-5          NSP Quarterly Report on Form 10-Q for the quarter ended
                         September 30, 1998 (File No. 1-3034 and incorporated herein by reference)
            H-6 NSP Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 10-3034 and incorporated herein by reference)
            H-7 NSP Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 10-3034 and incorporated herein by reference)
            H-8          Annual Report of NSP-W on Form 10-K for the year ended
                         December 31, 1997 (File No. 10-3140 and incorporated herein by reference)
            H-9          Annual Report of NSP-W on Form 10-K for the year ended
                         December 31, 1998 (File No. 10-3140 and incorporated herein by reference)
            H-10 NSP-W Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 10-3140 and incorporated herein by reference)
            H-11 NSP-W Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 10-3140 and incorporated herein by reference)
            H-12 NSP-W's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 10-3140 and incorporated herein by reference)
            H-13 NSP-W Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 10-3140 and incorporated herein by reference)
            H-14 NSP-W Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 10-3140 and incorporated herein by reference)
            H-15         Annual Report of NRG on Form 10-K for the year ended
                         December 31, 1997 (File No. 333-33397 and incorporated herein by reference)
            H-16         Annual Report of NRG on Form 10-K for the year ended
                         December 31, 1998 (File No. 333-33397 and incorporated herein by reference)
            H-17         NRG Quarterly Report on Form 10-Q for the quarter ended
                         March 31, 1998 (File No. 333-33397 and incorporated herein by reference)
            H-18         NRG Quarterly Report on Form 10-Q for the quarter ended
                         June 30, 1998 (File No. 333-33397 and incorporated herein by reference)
            H-19         NRG Quarterly Report on Form 10-Q for the quarter ended
                         September 30, 1998 (File No. 333-33397 and incorporated herein by reference)
            H-20         NRG Quarterly Report on Form 10-Q for the quarter ended
                         March 31, 1999 (File No. 333-33397 and incorporated herein by reference)
            H-21         NRG Quarterly Report on Form 10-Q for the quarter ended
                         June 30, 1999 (File No. 333-33397 and incorporated herein by reference)

            I-1          Form of Notice (Previously filed)

            FS-1         NSP Consolidated Balance Sheet as of December 31, 1997
                         (see Annual Report of on Form 10-K for the year ended
                         December 31, 1997 (Exhibit H-1 hereto) at p. 53
            FS-2 NSP Consolidated Statements of Income for its last three fiscal years (see Annual Report of NSP on Form
                         10-K for the year ended December 31, 1997 (Exhibit H-1
                         hereto) at p. 51)
            FS-3         NSP Consolidated Balance Sheet as of December 31, 1998
                         (see Annual Report on Form 10-K for the year ended
                         December 31, 1998 (Exhibit H-2 hereto) at p. 42)

                                          44

            FS-4         NSP Consolidated Statements of Income for its last
                         three fiscal years ended December 31, 1998 (see Annual
                         Report on Form 10-K for the year ended December 31,
                         1998 (Exhibit H-2 hereto) at p. 40)
            FS-5         NSP-W Consolidated Balance Sheet as of December 31,
                         1997 (see Annual Report of NSP-W on Form 10-K for the
                         year ended December 31, 1997 (Exhibit H-4 hereto), at
                         p. 23)
            FS-6         NSP-W Consolidated Statements of Income for its last
                         three fiscal years (see Annual Report of NSP-W on Form
                         10-K for the year ended December 31, 1997 (Exhibit H-4
                         hereto), at p. 21)
            FS-7         NSP-W Consolidated Balance Sheet as of December 31,
                         1998 (see Annual Report on Form 10-K for the year ended
                         December 31, 1998 (Exhibit H-9 hereto) at p. 20)
            FS-8         NSP-W Consolidated Statements of Income for its last
                         three fiscal years ended December 31, 1998
                         (see Annual Report on Form 10-K for the year ended
                         December 31, 1998 (Exhibit H-9 hereto) at p. 18)
            FS-9         BMG Balance Sheet Data as of December 31, 1997 (see
                         Proxy Statement and Prospectus (Exhibit C-2) at p. 46)
            FS-10        BMG Income Statement Data for its last five fiscal
                         years (See Proxy Statement and Prospectus (Exhibit C-2)
                         at p. 46)
            FS-11        BMG Balance Sheet Data as of December 31, 1998
            FS-12        BMG Income Statement for its last five fiscal years
                         ended December 31, 1998


                                          45